   As filed with the Securities and Exchange Commission on May 2, 2001
                                                      Registration No. 333-52284

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            INTERACTIVE TELESIS INC.
             (Exact name of registrant as specified in its charter)


             Delaware                             7371                         33-0649915
 (State or other jurisdiction of           (Primary standard          (IRS employer identification
  incorporation or organization)    industrial classification number               number)


                            INTERACTIVE TELESIS INC.
          12636 High Bluff Dr., Suite 200, San Diego, California 92130
                                  858-523-4000
                                FAX 858-523-4001
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    William R. Adams, Chief Financial Officer
                            INTERACTIVE TELESIS INC.
          12636 High Bluff Dr., Suite 200, San Diego, California 92130
                                  858-523-4000
                                FAX 858-523-4001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:
                             Bruce J. Rushall, Esq.
                            RUSHALL & McGEEVER, APLC
                          1903 Wright Place, Suite 250
                           Carlsbad, California 92056
                                 (760) 438-6855

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                                                  CALCULATION OF REGISTRATION FEE


                                                            PROPOSED               PROPOSED
                                            AMOUNT          MAXIMUM                MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES           TO BE        OFFERING PRICE          AGGREGATE OF      REGISTRATION
TO BE REGISTERED                          REGISTERED        PER SHARE           OFFERING PRICE          FEE
Common stock, par value $.001 per share      920,170     $   0.6562    (1)      $   603,816         $ 189  (2)
issuable upon exercise of Series A        ----------     -----------------     --------------     ------------
preferred stock.

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the closing bid and asked price of the common stock on the OTC Bulletin Board market on December 18, 2000.

(2)   Previously paid.




      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION ON MAY 2, 2001



THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE. IT MIGHT CHANGE. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SOLICIT OFFERS TO BUY, THESE SECURITIES IN ANY STATE WHERE THEIR OFFER OR SALE IS NOT PERMITTED.


                                  920,170 Shares


                         [INTERACTIVE TELESIS INC. LOGO]

                            INTERACTIVE TELESIS INC.
                                  Common Stock

      This prospectus may be used only in connection with the following resales of common stock of INTERACTIVE TELESIS INC.:


      - 866,667 shares which may be offered and sold, from time to time, by Hambrecht & Quist Guaranty Finance, LLC ("H&QGF") who will originally receive all or a portion of these shares by converting shares of Series A preferred stock which it may receive upon conversion of the $650,000 principal amount of 7.5% convertible secured loan due November 20, 2003.

      - An additiona1 53,504 shares may be offered and sold, from time to time, by H&QGF, who will originally receive all or a portion of these shares upon conversion of Series A preferred stock it may receive as dividends in kind on its shares of Series A preferred stock.


      We refer to H&QGF as "selling stockholder."

      Our common stock is traded on the OTC Bulletin Board market under the symbol "TSIS". On May 2, 2001, the last sale price of our common stock on the Nasdaq over-the-counter-market was $0.41 per share.

         Investing in our common stock involves risks. See "RISK FACTORS" beginning on page 6.


      NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.


THE DATE OF THIS PROSPECTUS IS MAY 2, 2001.

                                    TABLE OF CONTENTS


                                                                                             Page
PROSPECTUS SUMMARY............................................................................-5-
      The Company.............................................................................-5-
      The Offering............................................................................-5-

RISK FACTORS..................................................................................-6-
      Risks Related to the Company's Business.................................................-6-
            We have a limited operating history...............................................-6-
            We have a history of losses and may incur losses in the future....................-6-
            Our current business is dependent upon a small number of customers who account for the majority of our revenues.............................................-6-
            The loss of one or more of these customers and our inability to replace them could materially adversely affect our short-term profitability...............-6-
            Our current business depends on certain skilled and experienced employees.........-6-
            Revenues from portions of our business may vary throughout our fiscal year........-7-
            We do not have copyright or patent protection for our proprietary software systems......................................................................-7-
            Many of our customers have greater technical and financial resources than we do...-7-
            We do not believe substantial barriers exist to the entry by other companies into one or more of the services we provide..................................-7-
            If we are unable to develop new services or expand features of existing services, we may not be able to expand our operations........................-7-
            Our business is subject to changes in the computer and telecommunication industries which are occurring at a rapid rate...............................-7-
            We rely significantly on third parties............................................-7-
      Risks Related to an Investment in the Company's Common Stock............................-7-
            Potential lack of liquidity in our common stock due to penny stock regulations....-7-
            We expect our share price to remain highly volatile...............................-8-
            There are dilutive effects of the equity line of credit agreement with H&QGF and potential dilutive effects of the convertible note that we issued to H&QGF.....................................................................-8-
            We do not pay dividends on our common stock and have no plans to do so............-8-
            Our management has broad discretion over establishing and implementing our operational strategies and goals.............................................-9-

H&QGF Secured Convertible Loan ...............................................................-9-
      Terms of the Loan.......................................................................-9-
      Determination of Offering Price........................................................-11-

USE OF PROCEEDS..............................................................................-11-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS..............................................................-12-
      Results of Operations..................................................................-12-
      Impact of Acquisition of Paragon Voice Systems on Revenue and Earnings.................-14-
      Cost of Revenue and Major Expenses.....................................................-14-
      Liquidity and Capital Resources........................................................-14-
      Future Expectations....................................................................-16-

BUSINESS.....................................................................................-16-




      General................................................................................-16-
      Digital Record and Replay Services.....................................................-18-
      Automated Surveys......................................................................-18-
      MarketREACH-TM- - Enhanced Services....................................................-19-
      Sales and Marketing....................................................................-19-
      Acquisition of Paragon Voice Systems...................................................-19-
      Subsidiaries...........................................................................-19-
      Competition............................................................................-20-
      Business Concentration.................................................................-20-
      Trademark and Copyright Issues.........................................................-20-
      Governmental Regulation................................................................-20-
      Properties.............................................................................-21-
      Employees..............................................................................-21-
      Recent Events..........................................................................-22-


MANAGEMENT...................................................................................-22-
      Board of Directors Meetings............................................................-24-

EXECUTIVE COMPENSATION.......................................................................-24-
      Compensation of Non-employee Directors.................................................-26-

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...............................-27-

DESCRIPTION OF CAPITAL STOCK.................................................................-28-
      Authorized Stock.......................................................................-28-
      Common Stock...........................................................................-29-
      Preferred Stock........................................................................-29-
      Warrants...............................................................................-30-
      Options................................................................................-30-
      Market Price of and Dividends on the Company's Common Equity and Other
            Shareholder Matters..............................................................-30-
      Anti-dilution Rights...................................................................-31-
      Transfer Agent and Warrant Agent.......................................................-31-

SELLING STOCKHOLDER..........................................................................-32-

LEGAL PROCEEDINGS............................................................................-33-

PLAN OF DISTRIBUTION.........................................................................-33-

LEGAL MATTERS................................................................................-34-

EXPERTS......................................................................................-34-

ADDITIONAL INFORMATION.......................................................................-34-

INDEX TO FINANCIAL STATEMENTS................................................................-36-


                               PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under "RISK FACTORS."

THE COMPANY

      OUR BUSINESS.


      Interactive Telesis Inc. (also referred to as the "Company" or "we") is a leading provider of specialized interactive voice response (IVR) services and in the deployment of automated speech recognition (ASR) technologies and speech-enabled hosting services. Interactive Telesis presents very compelling solutions for companies desiring to leverage the benefits of speech recognition without the high cost of ownership responsibilities, capital outlay and internal IT staff requirements. We also own a controlling interest in Paragon Voice Systems, a San Diego based developer and value-added reseller of computer telephony solutions in the emerging technology field of ASR services. Jointly with Paragon we develop and deploy advanced speech recognition solutions for corporate customers.


      Our principal executive offices are located at 12636 High Bluff Dr., Suite 200, San Diego, California 92130. Our telephone number is 858-523-4000. Our Internet website is located at www.interactivetelesis.com.

THE OFFERING


Common stock offered              920,170

Common stock outstanding       32,828,824


Use of Proceeds                We will not receive proceeds from the sale
                               of the shares covered by this prospectus. All
                               such proceeds will go to the selling stockholder.


OTC Bulletin Board symbol      TSIS


Risk Factors                   You should read the "RISK FACTORS" section
                               beginning on page 6 and the other cautionary
                               statements in this prospectus to ensure that
                               you understand the risks associated with an
                               investment in our common stock.


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

      This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "believe," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed under "Risk Factors." We have no obligation to update these statements to reflect events and circumstances after the date of this prospectus.

                                  RISK FACTORS

      The business of the Company involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement in this report. The Company's securities are speculative and investment in the Company's securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested.

RISKS RELATED TO THE COMPANY'S BUSINESS

      WE HAVE A LIMITED OPERATING HISTORY. We implemented our current plan of business in 1994 and remain dependent upon a limited variety of services and small number of significant customers. See "Business" on page 16 and "Business Concentration" on page 20. We intend to expand the scope of our services and our customer base but there is no assurance that our long-term operating strategies for the sales of our ASR hosting services in selected markets will be successful.


      WE HAVE A HISTORY OF LOSSES AND MAY INCUR LOSSES IN THE FUTURE. We have incurred significant net losses under our current plan of business. Through our fiscal quarter ended January 31, 2001, we had an accumulated deficit of $11,951,170. There is no assurance that our revenues will grow or that we will obtain profitability in the future. Our ability to increase revenue and obtain profitability will be affected by other risks and uncertainties described below, most of which are outside of our control.


      OUR CURRENT BUSINESS IS DEPENDENT UPON A SMALL NUMBER OF CUSTOMERS WHO ACCOUNT FOR MOST OF OUR REVENUES. Historically we have relied on a small number of customers for most of our revenues and earnings.

      THE LOSS OF ONE OR MORE OF THESE CUSTOMERS AND OUR INABILITY TO REPLACE THEM COULD MATERIALLY ADVERSELY AFFECT OUR SHORT-TERM PROFITABILITY. For example, AT&T stopped using our record and replay services in July 2000. AT&T represented 38% and 47% of our revenues for the years ended July 31, 2000 and 1999, respectively. To date, we have not fully replaced this customer.

      OUR CURRENT BUSINESS DEPENDS ON SKILLED AND EXPERIENCED EMPLOYEES.
Also, we are currently trying to find a replacement for our former chairman and chief executive officer. We have no long-term contracts with our key employees. Competition for skilled and experienced software programmers and supporting skills in our geographic region is intense and we may not be able to hire or retain key employees as needed. If we are unable to hire, train and manage new skilled and experienced employees as needed, we would be unable to support our planned growth and future operations.

      REVENUES FROM PORTIONS OF OUR BUSINESS MAY VARY THROUGHOUT OUR FISCAL YEAR. For example, our Digital Record & Replay services may be utilized mostly during the quarterly earnings season, which is typically held by calendar-year companies during the months of January, April, July and October.


      WE MAY NEED ADDITIONAL FINANCING. If we do not receive the additional $250,000 under Agreements currently being discussed with B.H. Capital Investments, L.P. and Excalibur Limited Partnership and the remaining $250,000 under our secured loan agreement with H&QGF, or if our business operations do not proceed as currently anticipated, we will need additional capital by the end of our current fiscal year. If we do not receive the $3.0 million under our equity credit line agreement with H&QGF, we will need additional capital to achieve our operating objectives in our following fiscal year. We cannot assure you that additional capital will be available when and as we need it and if additional capital is not available, we may not be able to effectively conduct, or even continue, our business operations.


      WE DO NOT HAVE COPYRIGHT OR PATENT PROTECTION FOR OUR PROPRIETARY SOFTWARE SYSTEMS. We do not consider our service mark or trade secrets to be material to our financial results and/or results of operations.

      MANY OF OUR CUSTOMERS HAVE GREATER TECHNICAL AND FINANCIAL RESOURCES THAN WE DO. Should they deem it advisable and economically feasible, our major customers could choose to internally provide the services they contract us to provide. Accordingly, there is no assurance that in the future one or more of our major customers may not provide internally services which it now purchases from us.

      WE DO NOT BELIEVE SUBSTANTIAL BARRIERS EXIST TO THE ENTRY BY OTHER COMPANIES INTO ONE OR MORE OF THE SERVICES WE PROVIDE. Accordingly, we could, in the future, encounter significant competition for our services from one or more competitors which have significantly greater technical and/or financial resources than us.

      IF WE ARE UNABLE TO DEVELOP NEW SERVICES OR EXPAND FEATURES OF EXISTING SERVICES, WE MAY NOT BE ABLE TO EXPAND OUR OPERATIONS. We must continually explore additional areas and services which we may offer to our customers. Our inability to manage our growth could harm our business. Also, if we are unable to continually improve our ability to deliver services to customers, we may not be able to accommodate the increasing level of use or expanding needs of our customer base.

      OUR BUSINESS IS SUBJECT TO CHANGES IN THE COMPUTER AND TELECOMMUNICATION INDUSTRIES WHICH ARE OCCURRING AT A RAPID RATE. It is possible that future changes in these industries could significantly change the demand for our services and/or the means by which we provide our services. Our failure to adapt to such changes could adversely affect our volume or cause our services to become obsolete.

      WE RELY SIGNIFICANTLY ON THIRD PARTIES. Our operations depend to a significant degree on a number of other third parties, including telecommunication service providers. We have no effective control over these third parties. From time to time, we could experience temporary interruptions in our telecommunications access. Continuous or prolonged interruptions in our telecommunications access would have a material adverse affect on our business, financial condition, and results of operations. Our agreements with our telecommunications providers place certain limits on our ability to obtain damages from the service providers for failure to maintain services to our facilities.

RISKS RELATED TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

      POTENTIAL LACK OF LIQUIDITY IN OUR COMMON STOCK DUE TO PENNY STOCK REGULATIONS. Because our common stock trades below $5.00 per share, we are subject to the Securities Enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules"). The Penny Stock Rules adversely affect the market liquidity for our common stock because broker-dealers trading in Penny Stocks must, among other things, provide customers with a risk disclosure statement setting forth certain specified information prior to a purchase transaction; disclose to the customer inside bid quotation and outside offer quotation for this Penny Stock, or, in a principal transaction, the broker-dealer's offer price for the Penny Stock; disclose the aggregate amount of any compensation the broker-dealer receives in the transaction; disclose the aggregate amount of the cash compensation that any associated person of the broker-dealer, who is a natural person, will receive in connection with the transaction; deliver to the customer after the transaction certain information concerning determination of the price and market trading activity of the Penny Stock. Also, prior to the transaction, the broker-dealer must approve the customer's account for transactions in Penny Stocks and receive from the customer a written agreement to the transaction setting forth the identity and quantity of the Penny Stock to be purchased. Also, under the Penny Stock Rules, broker-dealers must provide monthly account statements to customers which include the above-disclosures regarding penny stock investments. These requirements make it more difficult administratively for broker-dealers to buy and sell our stock on behalf of their customers. Consequently, the Penny Stock Rules affect the ability of our shareholders to sell the Company's shares in the secondary market.

      WE EXPECT OUR SHARE PRICE TO REMAIN HIGHLY VOLATILE. The market price for our stock has in the past fluctuated significantly and is expected to continue to fluctuate primarily because of the number of shares outstanding, the low trading price of the stock, developments in our business, including announcements of technological innovations, fluctuations in customer orders, customer cancellations, the introduction of new products by our competitors, service problems and/or quarterly variations in the actual or anticipated results of our operations. Also, the over-the-counter market in which our stock trades have historically experienced extreme price and volume volatility, which has particularly affected market prices of technology companies. This volatility has often been unrelated to the operating performance of the companies. Broad market volatility may adversely affect the market and price of our stock.


      THERE ARE DILUTIVE EFFECTS FROM OUR OUTSTANDING REPRICING RIGHTS. We issued repricing rights for 905,797 shares of our common stock purchased by two investors which require us to issue additional shares if the average market price at the time these investors sell their stock for less than approximately $3.04 per share. Also, anti-dilution rights in our agreement with these investors entitle them to receive additional shares of our common stock if, before they sell their shares, we issue any additional shares at a lower price than the $2.76 per share these investors paid for their shares. The issuance of these additional shares could materially reduce our net income per share, if any, in future periods and could materially and adversely affect the market price for our common stock. Moreover, the more shares these investors become entitled to receive pursuant to their repricing rights or under their anti-dilution rights, the more influence and control they could exert over the Company. Our agreement with these investors limits their ownership of our common stock to no more than 9.9% at any given time.

      THERE ARE POTENTIAL DILUTIVE EFFECTS FROM THE CONVERTIBLE LOAN FROM H&QGF. Our common stock issued to H&QGF by reason of its conversion of its convertible loan could have a dilutive impact on our stockholders with the same potential results as shares issued by reason of the repricing rights and anti-dilution provisions discussed above.

      SHORT SELLING BY THE HOLDERS OF OUR REPRICING RIGHTS MIGHT NEGATIVELY AFFECT OUR STOCK PRICE. Each of the investors holding the repricing rights has agreed that until such time that it no longer owns any unexercised repricing rights, they will not sell short, directly or indirectly through any affiliate, any shares of our common stock, except during the ten trading days preceding any exercise date with respect to the exercise of repricing rights by the investors. Although the circumstances under which these investors can effect short sales of our common stock are limited, any such sales made by these investors or by other parties could, if done in sufficient quantities, significantly depress the trading price of our common stock. Moreover, given the relatively low trading volume for our common stock, a short sale of a relatively small block of shares could have significantly more impact than such a sale would have on a more established public company with a higher trading volume. As a result, our net income per share could be materially decreased, or net loss per share materially decreased, in future periods and the market price of our common stock could be materially and adversely affected.


      SOME OF THE PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT A CHANGE IN CONTROL OF THE COMPANY. Some of the provisions of our Certificate of Incorporation, our bylaws and the Delaware General Corporation Law could make it more difficult for a party to acquire us, even if a change in control would be beneficial to our stockholders. See "Description of Capital Stock" for more information on our charter provisions and the Delaware General Corporation Law. These provisions include:

            - authorizing the issuance of up to 25 million shares of "Blank Check" preferred stock, which can be issued by the Board without the prior approval of our stockholders;

            -       prohibiting stockholder action by written consent;

            -       Section 203 of the Delaware General Corporation Law.

      WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK AND HAVE NO PLANS TO DO SO. We intend to retain any earnings to finance growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Accordingly, our shareholders will need to look for appreciation in the market price of our stock, if any, for a return on their investment.

      OUR MANAGEMENT HAS BROAD DISCRETION OVER ESTABLISHING AND IMPLEMENTING OUR OPERATIONAL STRATEGIES AND GOALS. Our management may devise, modify, abandon or implement operating strategies at any time within their discretion without a vote of our shareholders. Accordingly, investors must depend on our management's experience and judgment in making critical decisions affecting our business and operating results.

                                 H&QGF FINANCING




THE SECURED CONVERTIBLE LOAN

      On November 21, 2000, we executed a Loan and Security Agreement providing for up to $1.15 million loan financing by H&QGF. Of the total loan, $650,000 was funded upon execution, and the remaining $500,000 is to be funded upon the effective date of a registration statement covering the common stock which may be issued pursuant to the conversion of the entire $1.15 million loan and the exercise of the warrant described below.
Interest on the loan is payable monthly through July 31, 2002, and then quarterly thereafter. Principal on the loan is payable in six equal quarterly paymemts commencing in August 2002. Payment of the loan is secured by a first lien on our equipment and fixtures, inventory, accounts receivable and general intangibles, including trade names, trademarks, patents and copyrights. The loan agreement restricts the amount and/or terms of additional financing we can incur and contains other restrictive covenants intended to protect the lender. Under the agreement, we are required to pay the lender a one-time-transaction fee of $10,000, one-half of which has been paid and the remainder is due on May 21, 2001.

      Under its Loan Agreement, as amended, H&QGF may, at its election at any time or from time to time, convert the outstanding balance of principal and interest on the loan into shares of our Series A preferred stock at a price of $.75 per share. The conversion price is subject to adjustment for stock splits, stock dividends, or in the event we are involved in a merger or reorganization.



      The Company subsequently filed the registration statement of which this prospectus is a part. As required under the 1933 Act, the registration statement as amended covers only the common stock which may be issued by reason of conversion of the initial $650,000 funded under the loan. On April 16, 2001, H&QGF waived the condition requiring an effective registration statement and loaned us an additional $250,000 under this loan agreement, as amended. We are required to promptly file a registration statement covering the resale of the common stock issuable by reason of the conversion of this additional loan. That common stock is not covered by this prospectus or the registration statement of which this prospectus is a part.

      After payment of our direct costs of this financing, including legal fees and our transaction costs, we realized aggregate net proceeds of approximately $860,000 from these loans. We used these funds to purchase additional computer equipment, pay for additional personnel, and to fund a loan of approximately $150,000 to our majority owned subsidiary, Paragon.

      H&QGF has also assigned to the Company's Board its general voting rights for any Series A preferred stock it may receive pursuant to its secured loan or its warrant or equity line of credit described below. The assignment does not include voting in any matter upon which only by the Series A preferred stock may vote, such as amendments to the Series B preferred Stock Certificate of Designations.


WARRANT

      In connection with the loan agreement, we issued to H&QGF a warrant to purchase 394,737 shares of our Series A preferred stock. The warrant, as amended, provides for an exercise price of $.75 per share and is exercisable through November 20, 2007. The exercise price of the H&QGF warrant is payable either in cash or by a cashless exercise, pursuant to which the Series A preferred stock issuable is based on the difference between the exercise price and the fair market value of the Series A preferred stock at the time of exercise. The warrant contains provisions that protect H&QGF against dilution upon the occurrence of certain events, such as a merger, stock split or recapitalization.

THE EQUITY LINE OF CREDIT AGREEMENT

      Also, on November 21, 2000, we executed an equity line of credit agreement with H&QGF, under which, subject to the satisfaction of certain conditions, we can require H&QGF to purchase (or put to H&QGF) up to an aggregate of $3.0 million of our Series A preferred stock over a 12-month period. The equity line is on the effective date of a registration statement covering the common stock which may be issued under the equity line. Under the equity line, H&QGF must purchase our Series A preferred stock at a price per share equal to 83% of the lower of (X) the average of the bid prices of our common stock over the five-day period ending on the relevant closing date and (Y) the closing price of our common stock on the relevant closing date. Our ability to put this preferred stock to H&QGF is subject to certain conditions and limitations, one of which requires us to have effective a registration statement covering H&QGF's resale of the common stock it may receive upon conversion of the Series A preferred stock we put to it. The SEC has advised the Company that it may not register the resale of this common stock before H&QGF actually purchases the Series A preferred stock to which it relates. As a result, the equity credit line cannot become effective unless this condition is waived or the credit line is amended or replaced. The Company is currently discussing an amendment or replacement agreement with H&QGF for the $3.0 equity credit line. It is not certain an agreement in this regard can be reached, and there is no assurance all or a portion of this $3.0 million financing will otherwise be completed.

DETERMINATION OF OFFERING PRICE

      The Selling Stockholder may offer, pursuant to this prospectus, shares of common stock to purchasers from time to time in public or private transactions, on or off the over-the-counter bulletin board, at prevailing market prices or at privately negotiated prices. As such, the offering price is indeterminate as of the date of this prospectus. See "Plan of Distribution."

                                 USE OF PROCEEDS


      The proceeds from the sale of the common stock will be received directly by the Selling Stockholder. We will not receive any of the proceeds from the sale of the common stock offered hereby.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW:

     Our primary emphasis is the development and deployment to corporate customers of hosting and related services using leading edge speech recognition technology. We are developing technological capabilities through our internal efforts and through joint efforts with our controlled subsidiary, Paragon Voice Systems. Paragon is a value-added reseller and developer of computer technology solutions using the emerging automated speech recognition technology.

RESULTS OF OPERATIONS:

SIX MONTHS ENDED JANUARY 31, 2001


     The development and deployment of services using leading edge speech recognition technologies has been our principal emphasis for the past several fiscal quarters. During the three and six month periods ended January 31, 2001, we expended significant amounts to expand our employee and technological resources in anticipation of customer demand for these services. However, due to uncertainties arising from the slowdown of the U.S. economy, most of our targeted customers for these services have delayed or deferred their decisions to upgrade their interactive voice response and hosting services. As a result, the revenue-generating contracts we anticipated to arise during these two fiscal quarters failed to materialize. We still expect significant revenue generating contracts will be made during the next two fiscal quarters. The discussion below emphasizes the increase in our costs and expenses as compared to the same periods last year. At the end of our fiscal quarter ended January 31, 2001, and subsequent thereto, we have taken significant action to reduce and contain our operating costs and expenses. During that fiscal quarter, the Company reduced its staff from 58 persons to 32 full-time persons (including 5 persons employed by our controlled subsidiary, Paragon).


     Net revenues were $793,017 for the three months ended January 31, 2001, which represents a decrease of 29% when compared with the three months ended January 31, 2000. Net revenues were $1,583,225 for the six months ended January 31, 2001, which represents a decrease of 32% when compared with the six months ended January 31, 2000. The decrease for both the three and six months period was due primarily to the loss of AT&T, a significant customer of Digital Record & Replay services.

     The cost of revenues, for the quarter ended January 31, 2001 was $177,072 compared to $66,698 for the three months ended January 31, 2000. The cost of revenues, after inclusion of the transport costs of $107,404,for the six months ended January 31, 2001 was $360,118 compared to $166,156 for the six months ended January 31, 2000. The increase of $193,962 for the six months ended January 31, 2001 is mainly due to inclusion of transport costs.

     Salaries and wages increased from $454,658 to $1,092,298 for the three months ended January 31, 2001, compared with the three months ended January 31, 2000. The increase of $637,640 for the second quarter is made up of two parts (1) increased costs as a result of increased staff $442,884, and (2) inclusion of Paragon costs of $194,756. The salaries and wages for the six months ended January 31, 2001 was $2,178,840 compared to $853,645 for the six months ended January 31, 2000. The additional staff is needed to provide the Information Technology and Professional Services departments skills and experience needed to meet and support the requirements of anticipated new customers.

     General and administrative expense increased from $254,146 to $646,533 for the three months ended January 31, 2001, compared with the three months ended January 31, 2000. The increase of $392,387 for the second quarter is made up of two parts (1) increased costs as a result of increased recruiting, insurance, accounting, and consulting fees $351,905, and (2) inclusion of Paragon costs of $40,482. The general and administrative expense for the six months ended January 31, 2001 was $1,284,650 compared to $516,348 for the six months ended January 31, 2000.

     Sales and marketing expense increased from $59,579 to $107,493 for the three-month period ended January 31, 2001, compared with the three months ended January 31, 2000. The increase of $47,914 for the second quarter is made up of two parts (1) increased costs as a result of increased travel, training, conferences and trade shows $37,622, and (2) inclusion of Paragon costs of $10,292. The sales and marketing expense for the six months ended January 31, 2001 was $355,495 compared to $110,654 for the six months ended January 31, 2000.

     Depreciation and amortization expense increased from $67,171 to $181,280 for the three-month period ended January 31, 2001 compared with the three months ended January 31, 2000. The increase for the six month period ended January 31, 2001 of $181,976 is made up of two parts (1) Interactive Telesis increased depreciation expense of $119,416 is a result of additional equipment purchased and leased during the period, and (2) Goodwill amortization (Paragon Acq.) $62,560.

     Net loss for the quarter ended January 31, 2001 was $2,064,641 as compared to a net income of $82,061, for the quarter ended January 31, 2000. The quarterly net loss reflects the inclusion of the Company's share of Paragon's loss which amounted to $114,309 along with the amortization of goodwill $31,280, associated with the acquisition of Paragon. Net loss for the six months ended January 31, 2001 was $3,483,119 as compared to a net income of $401,991, for the six months ended January 31, 2000.

     Basic loss per share was $(0.06) for the three months ended January 31, 2001 as compared to basic earnings per share of $0.00 for the three month ended January 31, 2000. Basic loss per share was $(0.11) for the six months ended January 31, 2001 as compared to basic earnings per share of $0.01 for the six month ended January 31, 2000. The shares used to compute the diluted net income per share have been excluded as they are anti-dilutive for the weighted average share computation.

     Income taxes have not been provided for in the accompanying financial statements due to the net operating loss carry forwards generated in prior years that are available for carry forward against current year income.


YEARS ENDED JULY 31, 2000 AND 1999

      The Company, exclusive of Paragon Voice Systems, generated revenue of $4,787,265 and net income of $248,977 for the year ended July 31, 2000 versus revenue of $3,022,290 and net income of $321,740 for the year ended July 31, 1999. The revenue increase of $1,764,975 was due primarily to the increase in volume/usage of the existing customers of Digital Record & Replay.

      On a combined basis, the Company had revenues of $4,832,094 and a net loss of $132,221 for the year ended July 31, 2000 versus revenues of $ 3,022,290 and net income of $321,740 for the year ended July 31, 1999. The reduction in profitability over the prior year was due primarily to the acquisition of Paragon Voice Systems, the realignment of that subsidiary as a software development organization and the increased depreciation and amortization from $177,067 in 1999 to $428,372 in year 2000. The increase in depreciation is a result of the Company's capital expenditures and capital leases of computer and related equipment for the planned expansion into the voice hosting services business.

      Basic earnings per share were $(0.0) for the year ended July 31, 2000 as compared to $0.01 per share for the year ended July 31, 1999.

      The year-to-year increase in revenue of approximately $1,809,804, or 60%, was a result of two items. Approximately $1,678,815, was an increase in revenues of two existing customers of the Digital Record & Replay, which includes transport revenues of $290,148. The remaining increase is a result of adding new customers to Automated Survey services in the amount of $102,231 and InvestorReach-TM- along with the inclusion of Paragon in the net amount of $28,758, during the twelve months ended July 31, 2000 compared to the same period in 1999.

      Cost of Revenue consists of the expenses associated with providing the telecommunication services based on usage, recurring monthly charges for T-1's, and local loop charges. These costs are a mix of both variable and fixed costs. The cost of revenues for fiscal year 2000 was 8% of revenue (excluding pass-thru revenue and expense of transport costs) compared to 7% of revenue for fiscal year 1999. Transport revenues and costs were a temporary accommodation for a large customer and have been discontinued. The increase of $437,054 for the current fiscal year is made up of three parts: (1) increased costs as a result of increased usage $97,096, (2) Paragon costs $49,810 and (3) transport costs $290,148. Transport costs are pass-thru costs on which the company does not generate any profit but passes its costs onto the customer without markup.

      Salaries and wages increased 91% from fiscal 1999 to fiscal 2000 as a result of adding eighteen full-time employees (a 100% increase in staff) during fiscal year 2000 and an additional eight people associated with the acquisition of Paragon Voice Systems. The increase in staff was necessary to provide the Information Technology and Systems Department with the skills and experience needed to meet and support the requirements of the customers which enabled the Company's growth in revenue and the planned expansion into the voice hosting services business.

      Sales and marketing expenses increased during the fiscal year 2000 by 50% from $266,626 in fiscal year 1999 to $401,050 in fiscal year 2000, as a result of adding staff, the addition of Paragon Voice Systems and increased travel expenditures to promote the growth and development of the business.

      Depreciation and amortization increased 142% during the period as a result of adding computer and related equipment and amortization of goodwill recorded on the purchase of Paragon Voice Systems of $78,195. The increase in the Company's property and equipment of approximately $915,000 was financed by way of 70% capital leases secured by the equipment and personally guaranteed by the Company's CEO and 30% capital expenditures made by the Company. Management is not aware of any trends or events that are expected to have a material impact on the Company's revenue or income from continuing operations, other than those discussed under Item 7A. regarding the loss of AT&T, one of our largest record and replay customers. Upon successfully securing additional long-term contracts, the Company will be required to increase the size of its IVR systems to support the additional growth. Equipment purchases will be financed through a combination of cash on hand and capital leases on the equipment purchased.

      Litigation contingency expense for the year ended July 31, 2000 of $117,000 represents the settlement, over the previously provided for amounts, of the Madison case for 100,000 shares of our common stock.

      Income taxes have not been provided for in the accompanying financial statements due to the net operating loss carry forwards generated in prior years that are available for carryforward against current and future year(s) income.

IMPACT OF ACQUISITION OF PARAGON VOICE SYSTEMS ON REVENUE AND EARNINGS


      On December 17, 1999, the Company purchased 510,000 shares of common stock of Paragon Voice Systems. The shares were purchased for $1,200,000, $300,000 of which was paid at closing and the remainder of which was paid in installments $300,000 on April 1, 2000, and July 1, 2000, $100,000 on October 1, 2000, and November 1, 2000 and $50,000 on December 1, 2000, and January 1, 2001.


      Paragon Voice Systems generated $103,569 in revenue (of these revenues $58,740 were sales to Interactive which have been eliminated in consolidation). Since the date of acquisition, December 17, 1999, Paragon incurred a net loss of $534,711 of which $303,003 is the Company's share. Amortization of Goodwill on the acquisition of Paragon amounted to $78,195 for the period ended July 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

      Working capital was $(314,275) at January 31, 2001, a decrease of $3,061,602 from July 31, 2000. The decrease is a result of negative operating results and negative cash flows from operating activities for the six-month period ended January 31, 2000.


      Management believes the combination of its cuts in staff, administration and operating costs and other cost controls it has put into place will greatly reduce expenses until it can generate additional revenues. Based on its current cash flow projections and analysis, management expects the Company to complete targeted operations for the fiscal year provided the Company consummates the sale of the additional $250,000 of Series B preferred stock to B.H. Capital and Excalibur currently being negotiated and the remaining $250,000 from H&QGF under its secured loan agreement. In order to achieve our operating objectives, we will need the $3.0 million from the H&QGF equity credit line or replacement funding in the first quarter of our 2002 fiscal year.


      PRIVATE PLACEMENT.

      Pursuant to an agreement dated June 12, 2000, as amended, BH Capital Investments, L.P. and Excalibur Limited Partnership agreed, subject to certain conditions, to purchase up to $4,500,000 of our common stock in three separate closings of $2.5 million, $1 million and $1 million, respectively. The first closing for the purchase of 905,797 shares at a price of $2.76 per share was completed on June 12, 2000. The purchase price equaled the average closing bid price for our common stock on the five consecutive trading days preceding the respective closing date. We also issued warrants for the purchase of 135,870 shares of our common stock. Warrants have an exercise price of $.8044 per share. In addition, we granted these investors repricing rights with respect to the shares and anti-dilution rights with respect to the shares and the warrants. We have the right to repurchase the shares and repricing rights at a premium. We were introduced to these investors by Next Millennium Capital Holdings, LLC, one of the unrelated finders in the transaction, which we had contacted regarding possible financing sources. We paid a total cash fee of $187,500 (7.5%) to these two finders and issued them 3-year warrants for the purchase of 50,000 shares of our common stock at a price of $3.31 per share.

      Both BH Capital and Excalibur are Canadian-based limited partnerships whose principal business is investing primarily in publicly-traded U.S. companies by means of private placements and/or Regulation S offerings. BH Capital and Excalibur have been engaged in this business since 1997 and 1999, respectively. We have had no prior dealings with any of the investors or finders in the transaction.

      The second and third closings were scheduled to occur on December 31, 2000 and February 15, 2001, respectively. Neither closing was completed because the trading price of the Company's common stock was less than the purchase price in the first closing, which was a condition to each closing.


      On April 16, 2001, these investors purchased 50,000 shares of the Company's Series B common stock at a price of $5.00 per share and a 3-year warrant for the purchase of 15,000 shares of Series B preferred stock at a price of $5.50 per share. The parties also agreed to amend their June 12, 2000 securities purchase agreement regarding the definition of fair market value and to extend the term of the repricing rights from 18 to 24 months. These changes are reflected in the discussion above. In connection with this transaction, we paid the above-referenced finders an aggregate 37,500 shares of common stock and issued to them warrants for the purchase of 5,000 shares of common stock at a price of $.60 per share. We also have agreed to engage Mr. Schachter as a financial consultant to the Company and to appoint Mr. Schachter and Ms. Mersky to our board of directors.


      As in the June 12, 2000 transaction, we agreed to file a separate registration statement covering the common stock upon conversion of the Series B preferred stock and upon exercise of the Warrants. The resale of the common stock issuable upon conversion of the Series B preferred stock is not covered by this prospectus or the Registration Statement of which this prospectus is a part.

      The Company realized aggregate net proceeds of approximately $2,475,000 from these two transactions after payment of finders' compensation, legal and accounting fees, and other direct costs of the transactions. These amounts do not include the up to additional $360,294 we may receive from the exercise of the warrants issued to the investors and finders in these two transactions. We used these funds to purchase additional computer equipment, including servers and supporting hardware and to initially fund additional personnel necessary to expand our ASR hosting services. We have no minimum budget for these expenditures and our expansion plans may be scaled and timed to meet our available cash resources.


FUTURE EXPECTATIONS


      For the fiscal year ending July 31, 2001, the Company is projecting revenue increases, with a corresponding increase in net income from operations (before tax). Achieving growth in both revenues and net operating income will be contingent upon the Company securing high-margin contracts with new customers, and there is no certainty that these objectives will be achieved. To position itself for short-term revenue growth, the Company must receive the $500,000 in additional financing from H&QGF and in the private placement discussed above and for revenue growth projected in fiscal year 2002, the Company will need the additional $3.0 million equity line financing from H&QGF or from an alternative source.

      The Company's telecommunication costs should be reduced over the next fiscal year, resulting from volume discounts.


      As of July 31, 2000, the Company has net operating loss carryforwards for both federal and state income tax purposes. Federal and state net operating loss carryforwards totaling approximately $1,495,000 and $942,000, respectively, as of July 31, 2000, begin to expire in 2011. Paragon has total federal and state net operating loss carryforwards of approximately $841,000 as of July 31, 2000, which begin to expire in 2010 and 2000 respectively. Since Paragon does not file a consolidated federal income tax return with Interactive, its operation loss carryforwards are available to Paragon only and are limited. The amount of Paragon's annual taxable income which can be offset by the net operating loss carryforwards will be limited to approximately $127,000. To the extent that the Company is able to achieve net operating income in the future, the tax loss carry-forwards will have a significant, positive effect on the Company's after-tax income.


      Our goal is to become the leading ASR hosting service for complex ASR applications. In order to achieve this goal, management believes we will need additional infusions of cash to staff the organization and purchase computer and related equipment in order to expand our systems capabilities. We have no minimum budget for these expenditures and our expansion plans will be scaled and timed to meet our available cash resources.

      IMPACT OF INFLATION.

      We do not believe inflation has had a significant effect on our operations.

      YEAR 2000 EFFECTS.

      We incurred approximately $8,800 in Year 2000 remediation costs, which was funded from working capital. We incurred no material adverse effects from Year 2000 related conditions.

                                    BUSINESS

GENERAL

      We currently offer specific IVR services, both directly to medium and large corporations, as well as allowing our services to be bundled with our partners' product offerings. We are not a solution-provider - that is, we do not develop IVR solutions for a fee and then install them at the customer's site. Rather, we host all applications and provide all of our services through our own software and hardware systems located at our facilities. In some cases, in order to reduce telecommunication costs, we install our equipment at a customer's location, which we remotely monitor and manage and it remains our property. Our systems consist of industry standard hardware and a combination of off-the-shelf and proprietary software. The systems are modular and can be scaled to accommodate very large applications.

      We currently offer the following services:

INVESTORREACH-TM-

      InvestorREACH-TM- is an automated shareholder communication service which allows customer public companies to provide a toll-free telephone number which they advertise to their investors. Investors calling the number hear a personalized greeting from the customer company, and may select from a menu of options which may include:

      -    Stock quote (high, low, volume)

      -    News releases (voice and fax)

      -    Financial statements (quarterly, annual, and management discussion)

      -    Request information material to be mailed

      - Be transferred to the investor relations department or transfer agent of the public corporation.

      We also provide mail fulfillment services. We charge a monthly service fee, a per-minute usage fee for voice, fax, and call transfer, and transactional fees for mail fulfillment services.

      The range of our fees for the services are:


            Service Fee                 $300 to $500 per month
            Per-minute IVR Usage        $0.24 to $0.35 U.S. ($0.39 to $0.65 Canada)
            Mail Fulfillment            $2.35 - $2.50 fee plus a pass-through on first-class postage.


      We determine the exact fees charged for each contract through negotiations with the customer. Factors we consider when determining fees include the financial and segment strength of the customer, scope of service, volume of usage and set-up costs.

      We offer InvestorREACH-TM- on a month-to-month basis, with no set-up fee, no long-term contract, and no termination fees.

      We currently have 43 InvestorREACH-TM-customers in various industries. Our customers include Wells Fargo, Nike, Yahoo!, Excite@Home, National Fuel Gas, and the Tribune Corporation.

      Revenues for the fiscal year ended July 31, 2000 derived from our largest InvestorREACH-TM- customers were as follows:


            CUSTOMER                  FISCAL YEAR 2000 REVENUE
            --------                  ------------------------
            Wells Fargo                        $53,506
            Yahoo                              $73,695
            National Fuel Gas                  $12,184
            Tribune Group                      $23,780


      To experience the InvestorREACH-TM- service, call 1/888/474-9910.

DIGITAL RECORD AND REPLAY SERVICES

      In November, 1997, we began providing digital record and replay services to the teleconference industry. The service allows teleconference providers to digitally record teleconferences they conduct on behalf of their customers. These calls are then made available for immediate replay by end users using a touch-tone telephone. The system is 100% automated (except where special editing is requested) and is customer-branded such that endusers are not aware the service has been outsourced to us. We invoice the teleconferencing company semi-monthly, based on per-minute replay usage. We complement the telephonic replay with Internet replay capability, allowing end users to access sound files from a site hosted on behalf of the teleconference provider or by the customer.

      We currently provide these services to one teleconferencing provider, Global Crossing, as well as directly to other corporate customers for internal use.

       We provide services to Global Crossing (formerly Frontier ConferTech) pursuant to a contract dated September 15, 1999, as extended on November 7, 2000. These services include digital recording and automated replay of the customer's teleconference calls originating from its Westminster, Colorado and Canadian operations. Under this contract, payments are due to us for services provided at the stated rates within 45 days of the date billed. This contract may be terminated at any time upon notice by either party.

AUTOMATED SPEECH RECOGNITION SERVICES

     Our current priority is the development and deployment of services using ASR technology and speech-enabled hosting capabilities. ASR technology essentially allows computers to understand the human voice and respond to voice commands. Management expects applications based on this technology, as developed, will not only replace current IVR applications but also will dramatically expand the market for these applications as they extend beyond those which can be supported by current IVR technology. Our goal is to be a leading edge provider of ASR hosting applications. We believe a potentially great market exists for these services.

     To pursue this goal, we have acquired a controlling interest in Paragon which is a reseller of speech recognition software and application building blocks for ASR technology as a part of its integrated solutions for various corporate customers. Management believes its ownership of Paragon enhances our development, integration and support capabilities for ASR applications through opportunities for joint and symbiotic activities with Paragon. These activities will initially focus on the development and deployment of ASR solutions for our corporate customers. If successful, our relationship with Paragon should position our Company as one of the premier hosting providers for complex ASR applications.

      We began marketing of our ASR hosting services in late 2000. Our principal strategy for market penetration and acceptance is to concentrate on potential customers who we believe can best use and benefit from the advantages of ASR hosting capabilities. Under this strategy, we are willing to service these customers on a short term, limited use basis. Our strategy emphasizes the demonstration of the advantages and cost effectiveness of our ASR hosting services, rather than the immediate generation of revenue or profits. Currently, we are providing and/or have reached an agreement to provide our ASR-based services to most of our customers on this basis, with the expectation that many of them will expand their use of our ASR services and generate significant revenues for us in the third and fourth quarters of our 2001 fiscal year.

AUTOMATED SURVEYS

      We have developed proprietary software applications which permit surveys to be conducted via IVR on an automated basis without human intervention. Surveys can be linear or branching and responses can be multiple choice or voice-recorded. We have registered the service mark TeleSurvey-SM- in conjunction with this service.

      Our initial sales and marketing efforts for these services are focused on the prepaid phone card market in the United States. We have partnered with approximately 17 issuers of prepaid phone cards to add the survey capability as a value-added option to their prepaid offering, thus enhancing their value proposition to their customers.

      The service involves a user of a prepaid phone card being routed to our IVR system at the time of activation (only) of the prepaid phone card for a 3-5-question survey. At the conclusion of the survey, the customer is returned to the customer's prepaid telecommunication platform to dial their outgoing telephone call.

      Upon securing reselling relationships with these partners, we structured a Channel Partner Program to support the sales and marketing efforts of our partners with a view to increasing revenue from this sector.

MARKETREACH-TM- - ENHANCED SERVICES

      We have developed proprietary software which provides the following customized IVR functionality:

      -    Message recording
      -    Record and replay message (telephone)
      -    Internet message replay
      -    Fax-on-demand
      -    Automated call transfer
      -    Dealer locator
      -    Caller surveys
      -    Credit card transactions
      -    Broadcast fax
      -    Broadcast e-mail

      We have created applications, and are continuing to pursue additional opportunities utilizing this functionality, including Third Party Verification
(TPV) and contests/sweepstakes applications.

SALES AND MARKETING

      We have a sales force of two individuals targeting customers in specific industry sectors (e.g., telecommunications, speech technology voice portals, and managed computer services). Sales strategies include telemarketing, face-to-face meetings, presentations, and providing free demonstrations.

      In speech technology and managed services, the purpose is to leverage the existing sales forces of the partners in selling our services bundled with the partner's offering.

SUBSIDIARIES

We own 56.67% of Paragon Voice Systems, a California corporation. In August 2000, we formed Voconex, (formerly VoiceVault, Inc.), a California corporation, as our wholly owned subsidiary which is currently inactive.

COMPETITION

      The Company is aware of numerous companies in the United States and Canada who have IVR capability. In most instances, these competitors use IVR functionality to supplement live-agent call center services. The Company does not offer any live-agent services and wherever these services are required as a complement to the Company's IVR services, the Company out-sources the live-agent services to one of several call centers with which the Company has partnered.

      The IVR industry is dominated by perhaps ten large corporations capable of handling extremely high volume applications which are usually associated with direct response television advertising. There are also dozens of smaller companies providing IVR service bureau services similar to the business strategy of the Company. In general, the Company finds itself in competition with large call center competitors that also offer IVR services. The Company is pursuing business with large, national companies, including a majority of the large telephone companies in the United States and Canada, and, as a result, usually competes against much larger companies.

BUSINESS CONCENTRATION


      A majority of the Company's revenues to date have been generated by record and replay services. Three customers accounted for 83% and 78% of the Company's revenue for the years ended July 31, 2000 and 1999, respectively. All of the Company's contracts are terminable upon notice by either party. Effective July 12, 2000, AT&T, one of our largest customers, stopped using our record and replay services.


      The Company is anticipating that the majority of its growth in the future will come from customers other than those referenced above; hence, the Company expects ultimately to have a lesser dependence on these customers.

TRADEMARK AND COPYRIGHT ISSUES

      The Company develops all of its proprietary software in house and does not incorporate any third-party software other than off-the-shelf, commercially available software.

      The Company has applied for the following service marks:

      -    InvestorREACH-TM-
      -    MarketREACH-TM-
      -    TeleSurvey
      -    VoiceVault
      -    The Voice of Experience

GOVERNMENTAL REGULATION

      We are not currently subject to direct federal, state, or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. We do not provide customer information to third parties and, therefore, do not anticipate any current or proposed legislation relating to online privacy to directly affect our activities to a material extent.

      We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

      In addition, it is uncertain what impact government regulation may have on telecommunication providers on which our business depends. Future government regulation may have an adverse affect on our cost of doing business.

PROPERTIES

      The Company's principal executive offices are located at 12636 High Bluff Dr., Suite 200, San Diego, California, 92130 and consist of approximately 13636 square feet. This facility is leased on a long-term lease (see leases). The company also leases 1,500 square feet of computer facility space at 10180 Telesis Court, San Diego, California. Our telephone number is 858-523-4000. Interactive Telesis' Internet website is located at www.interactivetelesis.com.

      In addition, the Company leases approximately 5063 square feet of office space at its former executive offices at 535 Encinitas Blvd., Suite 116, Encinitas, California 92024. This lease expires in August 2001. The Company subleases these facilities to Cardio-Now (see leases) on a sub-lease which expires in August 2001.

      The executive offices for Paragon Voice Systems are located at 12625 High Bluff Dr., Suite 302 and Suite 314, San Diego, California 92130. The lease on this facility will expire in 2001. Paragon will continue to rent the facilities on a month-to-month basis. Paragon's telephone number is 858-259-0071. Paragon's Internet website is located at www.paravoice.com.

EMPLOYEES

         We currently have twenty full-time employees. In addition, Paragon Voice Systems has six full-time employees. Four of our employees are in management; five are in accounting and administrative support, two are in sales and the remainder are in technical application, support and development. Our success will depend in large part on our ability to attract and retain skilled and experienced employees. Our employees are not represented by a union. We believe that our relations with our employees is good. We do not currently have any key-man life insurance on any of our employees, directors, or executive officers.

      We have no written or oral contracts for employment with any of our employees, directors, or executive officers.


RECENT EVENTS

     Effective April 16, 2001, Mssrs. Donald Cameron, Kenneth Ravazzolo and Robert Wilson resigned as directors of the Company, and Mr. Cameron resigned as the Company's Chief Executive Officer and President. Upon effectiveness of these resignations, Mr. Schachter and Ms. Mersky became directors of the Company. One of the Company's five directorships is currently vacant. Mr. Cameron remains as an employee of the Company pending finalization of his employment severance terms by the new Board. The Board has directed the Company's officers to commence a search for a successor to Mr. Cameron as Chief Executive Officer of the Company. Pending the hiring of a new Chief Executive Officer, the duties of that office have been assumed by Mr. Schachter. These resignations and board appointments were agreed to by the Company's Board in connection with the April 16, 2001 purchase of $250,000 of the Company's Series B preferred stock by B.H. Capital and Excalibur, which is discussed under "Management Discussion and Analysis of Financial Condition and Results of Operations - Private Placement."


                                   MANAGEMENT

      The following table sets forth information about our directors and executive officers.



      NAME                           AGE      POSITION
      ----                           ---      --------
      Andrew Schachter               33       CEO; Director appointed April 11, 2001

      William R. Adams               51       Chief Financial Officer/Secretary

      Willard Lee McVey              53       Director appointed October 27, 2000

      Cindy J. Mersky                43       Director appointed April 11, 2001

      Albert L. Staerkel             47       Director appointed November 15, 2000




      Andrew Schachter. Mr. Schachter is acting Chief Executive Officer of the Company pending the Company's hiring a permanent employee to fill that position. Mr. Schachter is a consultant to the Company providing business strategy and implementation services. Until 2000, he served as President of Think Interactive, a business and brand strategy consulting company he founded in 1997. After that company merged with U.S. Interactive in 2000, Mr. Schachter continued his consulting duties at US Interactive for a 6 month transition period. Prior to founding Think Interactive, Mr. Schachter worked for Chiat/Day Advertising. Mr. Schachter received his BA and MBA from York University, Toronto, Ontario, Canada.

      William R. Adams. Mr. Adams joined the Company in June 1998 and is currently Chief Financial Officer. His financial experience includes over fifteen years (1977 to 1993) at Hughes Electronics, where he was Group Finance Manager, and Delco Electronics (1995 to 1997), where he was a Senior Financial Specialist. Mr. Adams also served as Vice President and Controller of Cubic Applications (1997 to 1998), and CFO at DQDT, a start-up design-engineering firm (1993 to 1995). Mr. Adams received a BA from Chapman College and an MBA from California State University at Fullerton.

      Willard Lee McVey. Mr. McVey is currently a consultant specializing in Electrical Engineering providing consulting services to power utilities and large industrial firms. Prior to consulting Mr. McVey was an Electrical Engineer (1998-2000) and the Electrical Utility Systems Manager (1990-1997) at Lawrence Livermore National Laboratory. Mr. McVey received a BSEE from California State University at Fresno and an MSEE from the University of Santa Clara.


      Cindy J. Mersky. Since 1991 Ms. Mersky has served as Senior Director, Client Service at The Synapse Group in Burlington, Ontario. Ms. Mersky was Project Manager at Science and Medicine Canada from 1988-1991. Prior to joining Science and Medicine Canada, Ms. Mersky was Manager, Medical Art Department at Mount Sinai Hospital from 1985-1988. Ms. Mersky received her BSc. AAM from the University of Toronto. Toronto, Ontario, Canada and a degree in visual communications from Alberta College of Art.






      Albert L. Staerkel. Mr. Staerkel is Vice President of Sales and Marketing and a director of SL3D, Inc., a Boulder, Colorado-based technology startup company. Prior to joining SL3D, Inc., in 2000, Mr. Staerkel had been a financial advisor and registered representative for Morgan Stanley Dean Witter since 1998 and a financial consultant and registered representative with Merrill Lynch Fenner and Smith from 1991 until 1998. Mr. Staerkel holds a B.S. degree in Engineering from the United States Military Academy.

      The Board has 5 seats. One directorship is vacant. Each Director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the bylaws of the Company. The Board of Directors will reconstitute the Audit Committee, and Compensation Committee, within the next two board meetings. The Audit Committee reviews the Company's independent auditors, the scope and timing of the audit services, and other services they are asked to perform, the Auditor's Report on the Company's financial statements following completion of the audit, and the Company's policies and procedures, with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation and benefits of employees of the Company.




      The Board of Directors had four meetings during the fiscal year ended July 31, 2000, which were attended by all Directors.

                             EXECUTIVE COMPENSATION

      The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the last three fiscal years in respect of each of the individuals who were, as at July 31, 2000, the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively "the Named Executive Officers"), including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year. The Company has one Named Executive Officer.

                                          SUMMARY COMPENSATION TABLE


                        ANNUAL                                                                       LONG-TERM
                     COMPENSATION                                  AWARDS           PAYOUTS         COMPENSATION
                                                                                   SECURITIES        RESTRICTED
  NAME AND                                                                           UNDER           SHARES OR
  PRINCIPAL           FINANCIAL     SALARY       BONUS          OTHER ANNUAL        OPTIONS          RESTRICTED
   POSITION           YEAR-END      ($U.S.)       ($)           COMPENSATION        GRANTED(#)       SHARE UNITS
Donald Cameron          1998        $108,300        ---             ---               ---                ---
President/CEO
Donald Cameron          1999        $120,000     $36,250*           ---               ---                ---
President/CEO
Donald Cameron          2000        $150,000                      15,697              ---                ---
President/CEO
David J. Webb           2000        $120,000
Chief Operating
Officer


* Bonus to CEO/Director was used to pay off a loan due from CEO/Director of $21,000 plus the income taxes associated with such bonus.

------------------------

      The Company's executive bonuses are determined by the Compensation Committee of the Board of Directors. Annual bonuses are determined by the Committee based on the executive's performance against the annual objectives and goals of the Company set by the Committee. A member of the Committee recuses himself from voting on his own bonus compensation amounts.





COMPENSATION OF NON-EMPLOYEE DIRECTORS

      The Company has the following arrangement by which non-employee directors are compensated:

      - Cash - $6,000 per annum plus out-of-pocket expenses to attend meetings - paid quarterly.

      -    Stock Option

      We grant stock options to purchase 25,000 shares of the Company annually to each director of the Company under the 1996 Stock Option Plan, to a maximum of 150,000 shares. The options are granted immediately after the Annual General Meeting with an exercise price equal to the market price at the time of granting. The options vest at the end of the fiscal year they are granted.

      Previously the following director and former director were granted options to purchase securities as follows:


                                    NUMBER OF           EXERCISE
                NAME                 SHARES               PRICE
                Marc Goyette          100,000            40 cents

                Marc Goyette*          25,000            35 cents

                Robert Wilson         100,000            40 cents

                Robert Wilson*         25,000            35 cents


      *These options vest annually over four years. Under the 1996 Stock Option Plan, all stock options terminate ninety (90) days after the optionee ceases to hold his or her position with the Company, except Mr. Goyette's options expire on June 30, 2001.

--------------------

      The Company has granted stock options to directors to assist the Company in compensating, attracting, retaining, and motivating the directors of the Company and to closely align the personal interests of the directors with those of the shareholders.

THE 1996 STOCK PLAN

      The Board of Directors adopted the Interactive Telesis Inc. 1996 Stock Plan (the "1996 Plan") on October 3, 1996 and by our stockholders on December 20, 1996. The 1996 Plan allows our Board of Directors, in its discretion, to award key full-time employees, non-employee directors, consultants or advisors, as an additional incentive to promote the success of our Company's business, incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("ISOs"), non-qualified stock options ("NSOs"), restricted stock, stock appreciation rights and/or phantom stocks.

      We may issue up to 4,835,000 shares of our common stock under the 1996 Plan. To date, the Board has issued only options under the 1996 Plan. As of March 31, 2001, options for 2,546,000 shares were outstanding under the 1996 Plan having a weighted average exercise price of $0.65 per share. Through March 31, 2001, 244,750 shares of common stock had been issued upon exercise of options granted under the 1996 Plan. At March 31, 2001, approximately twenty people were eligible to receive grants under the 1996 Plan.

      The 1996 Plan is administered by the Board. Subject to the restrictions of the 1996 Plan, the Board determines who is granted options, the terms of options granted, including exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of options granted under the 1996 Plan is determined on the date of grant, and in the case of ISOs must be at least 100% of the fair market value per share at the time of grant. The exercise price of any option granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The aggregate fair market value of common stock (determined as of the date of the option grant) for which ISOs may for the first time become exercisable by any individual in any calendar year may not exceed $100,000. Payment of the exercise price may be made by delivery of cash or a check to the order of the Company, or by any other means determined by the Board.

      Options granted to employees under the 1996 Plan generally become exercisable in increments, based on the optionee's continued employment with us, over a period of up to four years at the rate of 25% per year. The form of option agreement generally provides that options granted under the 1996 Plan, whether ISOs or NSOs, expire 10 years from the date of grant. ISOs granted pursuant to the 1996 Plan are not transferable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. The Board may amend the 1996 Plan at any time or from time to time or may terminate the 1996 Plan without the approval of the stockholders, provided that stockholder approval is required for any amendment to the 1996 Plan requiring stockholder approval under applicable law as in effect at the time. However, no action by the Board or our shareholders may alter or impair any option previously granted under the 1996 Plan. The Board may accelerate the exercisability of any option or waive any condition or restriction pertaining to such option at any time. The 1996 Plan will terminate in August 2006, unless terminated sooner by the Board.

      An optionee who is granted an ISO will generally not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise will increase the optionee's alternative minimum taxable income by an amount equal to the difference, if any, between the fair market value of the shares at the time of exercise and the option's exercise price, and therefore may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and more than one year after exercising the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option's exercise or (ii) the sale price of the shares. We will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short- term capital gain or loss, depending on the optionee's holding period with respect to such shares.

      All other options that do not qualify as an ISO are an NSO. Generally, an optionee will not recognize any taxable income at the time he or she is granted an NSO. Upon the exercise of an NSO, however, the optionee will generally recognize taxable ordinary income measured as the excess of the then fair market value of the shares acquired over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an optionee who is also one of our employees will be subject to tax withholding by us. We will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonstatutory option. Upon resale of such shares by the optionee, any difference between the sales price received and the fair market value for the shares on the date of exercise of the option will be treated as long-term or short-term capital gain or loss, depending on the optionee's holding period with respect to such shares.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


      The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of March 31, 2001, by
(i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.





                                           NUMBER OF SHARES OWNED   PERCENTAGE OWNED
     NAME                                      OR FULLY VESTED      OR FULLY VESTED
     ----                                  ----------------------   ----------------

     Andrew Schachter(1)                                    1,000              -

     William R. Adams(1)(2)                                37,500           0.11%

     Cindy J. Mersky                                            -              -

     Willard Lee McVey(1)                               1,138,000           3.47%



                                           NUMBER OF SHARES OWNED   PERCENTAGE OWNED
     NAME                                      OR FULLY VESTED      OR FULLY VESTED
     ----                                  ----------------------   ----------------
     Albert Staerkel(1)                                   264,150           0.80%
     All directors and officers as a
     group (eleven)                                     1,440,650           4.38%


(1)   Address is 12636 High Bluff Drive, Suite 200, San Diego, California 92130.


(2) Includes options granted to Mr. Adams to purchase 93,750 shares of Common Stock at an exercise price of 40 cents per share for 4,000 shares (2,000 vested), at 35 cents per share for 71,000 shares (35,500 vested), and 18,750 shares at an exercise price of 60 cents per share.

-------------------


                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK


         The Company is authorized to issue an aggregate of 125 million shares, 100 million of which will be $0.001 par value common stock and 25 million of which will be preferred stock. As of March 31, 2001, 32,828,824 shares of our Common Stock were issued and outstanding. We have approximately 8,300 beneficial owners of our Common Stock.

COMMON STOCK

      Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. Approval of proposals submitted to shareholders at a duly held meeting, other than the election of directors, requires a vote of the shareholders holding a majority of the shares eligible to vote at the meeting who are present in person or by proxy. The foregoing notwithstanding, the Corporation's Articles of Incorporation provide that any amendment, alteration, change or repeal of any provision contained in the Articles of Incorporation require a vote of the shareholders owning at least 75% of the shares entitled to vote on the measure who are present in person or by proxy at the meeting. Also subject to Delaware law, the Corporation's Bylaws provide that any ordinary resolution passed by the vote of the shareholders holding 50% of the shares entitled to vote which are present in person or by proxy at a duly called meeting are required to (i) approve a contract where there are no disinterested directors; or (ii) approve a sale of all or substantially all the Corporation's assets; or (iii) to approve the dissolution, winding up or liquidation of the Corporation. The Corporation's Bylaws provide that the holders of 33-1/3% or more of the Corporation's outstanding stock entitled to vote at a meeting constitute a quorum at all shareholder meetings for the transaction of business, except as otherwise required by statute or the Articles of Incorporation.

      Stockholders are entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

We will have the authority to issue up to 25 million shares of preferred stock, $0.001 par value per share, in one or more series as determined by the Board of Directors of the Company. The Board of Directors of the Company may, without further action by the stockholders of the Company, issue one or more series of preferred stock and fix the rights and preferences of such shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock issued by the Company in the future. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

     The Company has designated 10,000,000 shares of Series A Preferred Stock and 200,000 shares of Series B Preferred Stock. The following is a summary of the terms, rights and privileges of the Series A Preferred Stock and the Series B Preferred Stock. Unless otherwise stated, for the purposes of this discussion, both the Series A Preferred Stock and the Series B Preferred Stock are referred to as "Preferred Stock" and have the same terms, rights and privileges.

      RANK. The preferred stock ranks prior to the common stock as to dividends and distributions of assets and each series ranks pari passui with the other.

      DIVIDENDS. Holders of the preferred stock are entitled to receive an annual dividend equal to 7.5% of the initial issuance price of the preferred stock, compounded and paid monthly. Dividends are payable on the Series A Preferred Stock in shares of Series A Preferred Stock valued at 83% of the closing price of our common stock on the dividend payment date. Dividends on the Shares of Series B Preferred Stock are payable in shares of Series B Preferred Stock valued at an amount equal to the product of 10 multiplied by 83% of the closing price of our common stock on the dividend payment date.

      CONVERSION RATE. The Series A Preferred Stock converts into common stock on a 1 to1 basis and the Series B Preferred Stock initially converts into common stock on a 10 to 1 basis. The conversion rates are adjustable from time to time to account for stock splits, stock dividends, reorganization, mergers, asset sales and similar events.

      LIQUIDATION. Upon a change in control, liquidation, dissolution or winding up of our affairs, each holder of shares of any series of our preferred stock will be entitled, on an equal basis with all other holders of the preferred stock, to a liquidation preference prior in right to any holders of our common stock. The liquidation preference equals the amount paid for the preferred stock.

      REDEMPTION. Holders of the preferred stock do not have redemption rights.

      VOTING. Holders of shares of any series of the preferred stock are entitled to vote on all matters submitted to stockholders for a vote, voting together with the holders of our common stock as a single class. Holders of the preferred stock are entitled to one vote per share of preferred stock held. Holders of the preferred stock are entitled to one vote for each share of common stock into which the preferred stock they hold is convertible.

      Each series of the preferred stock is entitled to vote as a separate class on the creation of any new series of preferred stock or the issuance of additional shares of capital stock ranking senior or equal to that series of preferred stock.

WARRANTS

      As of the date of this prospectus, we had issued warrants to purchase an aggregate of 988,008 shares of common stock (including the H&QGF warrant for 394,737 shares registered under this prospectus) at a weighted average exercise price of $1.36 per share, all of which are currently exercisable. These warrants expire at various times between June 2003 and November 2007.

OPTIONS

      See "Management -- Stock Plans" for a discussion of our outstanding options.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      Our common stock has been traded on the OTC Bulletin Board Market under the symbol "TSIS" since October 1996. The following table shows the high and low closing sales prices per share of our common stock as reported for the OTC Bulletin Board Market for each quarter since the calendar quarter ending October 31, 1998.


                                                                                               AVERAGE
                                                                                               TRADING
                                                                                               VOLUME
                                                         HIGH        LOW          CLOSE      PER QUARTER
      FISCAL YEAR 2001
            First Quarter (8/1/2000 - 10/31/2000)      $2.5938     $0.9375        $1.25          103,100
            Second Quarter (11/1/2000 - 1/31/2001)     $1.3125     $0.3438      $0.8125          113,500
            Third Quarter (2/1/2001 - 4/30/2001)         $0.61       $0.34        $0.42           60,400
      FISCAL YEAR 2000
            First Quarter (8/1/99 - 10/31/99)            25/64        5/16          5/16          77,633
            Second Quarter (11/1/99 - 1/31/00)            3.69         .27           .75         434,666
            Third Quarter (2/1/00 - 4/30/00)           5  4/64      1 1/2        2 62/64         454,000
            Fourth Quarter (5/1/00 - 7/31/00)                3      2 3/16       2  1/2           89,433
      FISCAL YEAR 1999
            First Quarter (8/1/98 - 10/31/98)            33/64         1/4         25/64         260,500
            Second Quarter (11/1/98 - 1/31/99)           27/64         1/4         17/64         100,433
            Third Quarter 2/1/99 - 4/30/99)              33/64       17/64         13/32         129,466
            Fourth Quarter (5/1/99 - 7/31/99)             7/16       23/64          3/8          108,400



      The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

      We have never declared or paid any dividends on our common stock, and we do not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial condition and other relevant factors.

ANTI-DILUTION RIGHTS AND REPRICING RIGHTS

      We may be required to issue additional shares of common stock to satisfy anti-dilution adjustments under our June 12, 2000 agreements with BH Capital and Excalibur, under the options and warrants we have outstanding and under the Series A preferred stock issuable to H&QGF. The repricing rights held by two investors entitle them to receive additional shares of common stock if the average market price of the 905,797 shares they own is less than $2.76 at the time those shares are sold. For the purposes of the repricing rights agreement, as amended, "average market price" means 90% of the average of the closing bid prices of our common stock on each of the two trading days having the lowest closing bid price during the 30 consecutive trading days immediately preceding the exercise date of the repricing rights. The repricing rights expire after the sooner of 10 days following the sale of the common shares to which they relate or October 6, 2002.

TRANSFER AGENT

      The Registrar and transfer agent for our common stock, Pacific Corporate Trust, located in Vancouver, BC, Canada.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

      The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203; (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                               SELLING STOCKHOLDER


      The following table sets forth certain information as of the date of this prospectus, relating to the selling stockholder. The selling stockholder has never held any position or office with us or had any material relationship with us. The shares beneficially owned do not include shares issuable under anti-dilution provisions.



                                                                           SHARES TO BE               SHARES
                                               SHARES BENEFICIALLY             SOLD                BENEFICIALLY
                                                  OWNED PRIOR TO              IN THE             OWNED AFTER THE
                                                     OFFERING                OFFERING              OFFERING(4)
                                                     --------                --------              -----------
                                              NUMBER          PERCENT
                                              ------          -------
Hambrecht & Quist Guaranty Finance, LLC      920,170(1)       2.77%(2)        920,170(3)             None



(1) Consists of shares of common stock issuable upon conversion of Series A preferred stock issued to H&QGF in connection with $650,000 of its convertible secured loan funded on November 21, 2000.

(2) If all of the shares offered hereby were purchased and held by H&QGF, it would hold 2.77% of our outstanding common stock.

(3) Assumes that all shares acquired pursuant to the $650,000 portion of the convertible secured loan funded on November 21, 2000 are sold pursuant to this prospectus.

(4)   Assumes the sale of all shares offered hereby.

     Except as set forth above, no selling shareholder has had any material relationship with Interactive Telesis Inc. during the last three years.

-------------------

                            LEGAL PROCEEDINGS

     The Company has resolved without admission of liability a lawsuit brought against it in fiscal 1999 in the Superior Court of Los Angeles, California, by a former consultant claiming compensatory and punitive damages in excess of $2,000,000 for, among other things, alleged wrongful termination and breach of contract. On January 7, 2001, the Company settled this litigation by agreeing to pay $550,000 as follows: One payment of $150,000 issued at settlement (277,776 restricted shares), five payments of $30,000 on January 8, 2001 and on the first day of each succeeding four (4) months and eight quarterly increments of $31,250 each, commencing July 1, 2001. The payments are to be made in the Company's common stock valued at the market price on the date of issuance. The Company will not pay cash in settlement of this litigation.

     The Company has also resolved by private mediation before Hon. Herbert Hoffman, Retired, a claim brought by a former officer and consultant, alleging breach of contract regarding the issuance of certain options under the 1996 Plan. On December 1, 2000, the Company resolved this claim (pre-litigation) by its agreement to pay for the former officer and consultant's exercise of his options as they became vested to purchase 120,000 shares of the Company's common stock at a price of $.35 per share for 100,000 shares and $0.78 per share for 20,000 shares, and to pay the former officer and consultant $25,000 in five equal quarterly installments, commencing December 31, 2000.

                            PLAN OF DISTRIBUTION


      This prospectus covers the proposed resale of up to an estimated 920,170 shares of our common stock by the selling stockholder, H&QGF. No shares will be sold by us. The selling stockholder may be deemed an underwriter with respect to any shares it sells which are covered by this prospectus. The selling stockholder may offer the shares at various times in one or more of the following transactions:


      -    on the OTC Bulletin Board;

      -    in transactions other than market transactions;

      -    if otherwise permitted, in connection with short sales of our shares;

      -    by pledge to secure debts or other obligations;

      - if otherwise permitted, in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

      -    in a combination of any of the above.

      The selling stockholder may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices. The selling stockholder has no agreement with any broker-dealer for the distribution of the shares but may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares for whom they have acted as agents. The selling stockholder will not pay any selling broker-dealer or any related person of a broker-dealer any reimbursement for expenses or, except for usual and customary sales commissions or discounts for transactions of this nature not to exceed 8.0%, any other compensation in connection with the sale of the shares. It is possible that a significant number of shares may be sold and, accordingly, such sales or the possibility thereof may have a depressive effect on the market price of the common stock.



      During such time as the selling stockholder may be engaged in a distribution of the shares it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in the distribution of the shares covered by this prospectus from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.


                                  LEGAL MATTERS

      Rushall & McGeever, APLC, Carlsbad, California will pass upon the validity of the common stock.

                                     EXPERTS

      Our financial statements as of July 31, 2000 and 1999, and for the years then ended included in this prospectus have been included in reliance upon the report of Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is traded on the OTC Bulletin Board market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W.,Washington, D.C. 20006. We have filed a registration statement on Form SB-2 with the SEC under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of that registration statement, does not contain all of the information set forth in the registration statement, certain portions of which have been omitted in accordance with the SEC's rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates.

                              INDEX TO FINANCIAL STATEMENTS


Audited consolidated financial statements of Interactive Telesis Inc. and subsidiary as of July 31, 2000 and 1999...............................................................F-1--F-17

Unaudited consolidated financial statements of Interactive Telesis Inc. and subsidiary for six months ended January 31, 2001......................................................F-18--F-21


                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Interactive Telesis, Inc. and Subsidiary
Encinitas, California


We have audited the consolidated balance sheets of Interactive Telesis, Inc. and Subsidiary (the "Company") as of July 31, 2000 and 1999, and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Telesis, Inc. and Subsidiary as of July 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



San Diego, California                  PANNELL KERR FORSTER
September 19, 2000                     Certified Public Accountants
                                       A Professional Corporation

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             July 31, 2000 and 1999


                                                                       2000              1999
                                                                  ------------       -----------
                                     ASSETS
Current assets:
       Cash and cash equivalents                                  $  2,925,051       $   490,152
       Accounts receivable                                             332,808           682,815
       Inventory                                                         5,635                --
       Deposits, prepaid expenses and other current assets             152,198             7,730
                                                                  ------------       -----------
       Total current assets                                          3,415,692         1,180,697
                                                                  ------------       -----------
Property and equipment, net                                          1,285,780           762,508
                                                                  ------------       -----------
Intangible asset, net                                                  547,395                --
                                                                  ------------       -----------
       Total assets                                               $  5,248,867       $ 1,943,205
                                                                  ============       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                    $    250,518       $   111,469
      Note payable to related party                                     31,000                --
      Deferred revenue                                                   8,354                --
      Current portion of note payable                                   14,039                --
      Current portion of capital lease obligations                     364,454           205,044
                                                                  ------------       -----------
      Total current liabilities                                        668,365           316,513
                                                                  ------------       -----------
Long-term obligations:
      Note payable, net of current portion                             145,961                --
      Capital lease obligations, net of current portion                404,920           292,229
                                                                  ------------       -----------

      Total long-term obligations                                      550,881           292,229
                                                                  ------------       -----------
      Total liabilities                                              1,219,246           608,742
                                                                  ------------       -----------
Commitments and contingencies (Note 7)

Minority interest in net assets of subsidiary                          207,547                --
                                                                  ------------       -----------
Shareholders' equity:
      Common stock, $.001 par value, 50,000,000 shares
         authorized; 31,764,486 and 30,599,888 shares issued
         and outstanding at July 31, 2000 and 1999, respectively        31,765            30,600
      Additional paid in capital                                    12,258,358         9,639,691
      Accumulated deficit                                           (8,468,049)       (8,335,828)
                                                                  ------------       -----------
      Total shareholders' equity                                     3,822,074         1,334,463
                                                                  ------------       -----------
      Total liabilities and shareholders' equity                  $  5,248,867       $ 1,943,205
                                                                  ============       ===========



The accompanying notes are an integral part of the consolidated financial statements.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   For the years ended July 31, 2000 and 1999



                                                                    2000              1999
                                                                ------------       -----------
Revenues                                                        $  4,832,094       $ 3,022,290

Costs and expenses:
      Cost of revenues                                               658,560           221,506
      Salaries and wages                                           2,261,217         1,184,523
      General and administrative                                   1,275,418           742,801
      Sales and marketing                                            401,050           266,626
      Depreciation and amortization                                  428,372           177,067
                                                                ------------       -----------
      Total costs and expenses                                     5,024,617         2,592,523
                                                                ------------       -----------

Operating (loss) income                                             (192,523)          429,767

Other expenses:
      Interest expense                                                54,406            28,027
      Litigation settlement costs                                    117,000            80,000
                                                                ------------       -----------
      Total other expenses                                           171,406           108,027
                                                                ------------       -----------
(Loss) income before income taxes and minority
  interest in subsidiary                                            (363,929)          321,740

Minority interest in net loss of subsidiary                          231,708                --
                                                                ------------       -----------

(Loss) income before income taxes                                   (132,221)          321,740

Provision for income taxes                                                --                --
                                                                ------------       -----------

Net (loss) income                                               $   (132,221)      $   321,740
                                                                ============       ===========
Basic net income (loss) per share                               $       0.00       $      0.01
                                                                ============       ===========
Shares used to compute basic net income (loss) per share          30,885,571        30,365,097
                                                                ============       ===========
Diluted net income (loss) per share                             $       0.00       $      0.01
                                                                ============       ===========
Shares used to compute diluted net income (loss) per share        30,885,571        31,160,123
                                                                ============       ===========



The accompanying notes are an integral part of the consolidated financial statements.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the years ended July 31, 2000 and 1999


                                                     Common Stock                   Treasury Stock
                                              -------------------------        -------------------------


                                               Shares           Amount          Shares          Amount
                                              ----------       --------        ---------       ---------
Balance, July 31, 1998                        29,914,140       $ 29,914        1,162,195       $(422,222)

   Reissue of treasury stock                          --             --         (845,668)        421,906

   Retirement of treasury stock                 (316,527)          (316)        (316,527)            316

   Issuances of common stock for cash,
     net of issuance costs                     1,002,275          1,002               --              --

   Issue of stock options to
     directors and employees                          --             --               --              --

   Net income                                         --             --               --              --
                                              ----------       --------        ---------       ---------
Balance, July 31, 1999                        30,599,888         30,600               --              --

   Issue of common stock for cash,
     net of issuance costs                       905,798            906               --              --

   Issue of common stock for
     litigation settlement                       100,000            100               --              --

   Issuance of stock common stock and
     options to directors, consultants,
     employees and former employees              158,800            159               --              --

   Net loss                                           --             --               --              --
                                              ----------       --------        ---------       ---------
Balance, July 31, 2000                        31,764,486       $ 31,765               --       $      --
                                              ==========       ========        =========       =========



                                               Additional                             Total
                                                Paid In          Accumulated      Shareholders'
                                                Capital            Deficit       Equity (Deficit)
                                              ------------       -----------     ----------------
Balance, July 31, 1998                        $ 10,048,457       $(8,657,568)      $   998,581

   Reissue of treasury stock                      (630,847)               --          (208,941)

   Retirement of treasury stock                         --                --                --

   Issuances of common stock for cash,
     net of issuance costs                         214,414                --           215,416

   Issue of stock options to
     directors and employees                         7,667                --             7,667

   Net income                                           --           321,740           321,740
                                              ------------       -----------       -----------
Balance, July 31, 1999                           9,639,691        (8,335,828)        1,334,463

   Issue of common stock for cash,
     net of issuance costs                       2,266,328                --         2,267,234

   Issue of common stock for
     litigation settlement                         196,900                --           197,000

   Issuance of stock common stock and
     options to directors, consultants,
     employees and former employees                155,439                --           155,598

   Net loss                                             --          (132,221)         (132,221)
                                              ------------       -----------       -----------
Balance, July 31, 2000                        $ 12,258,358       $(8,468,049)      $ 3,822,074
                                              ============       ===========       ===========


The accompanying notes are an integral part of the consolidated financial statements.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   For the years ended July 31, 2000 and 1999


                                                                                      2000              1999
                                                                                  -----------       -----------
Cash flows from operating activities:
      Net (loss) income                                                           $  (132,221)      $   321,740
      Adjustments to reconcile net (loss) income to net cash
      provided by operating activities:
            Bad debts                                                                   4,938            11,573
            Depreciation and amortization                                             428,372           177,067
            Interest on capital leases and long-term debt                              53,216            28,027
            Minority interest                                                        (231,708)               --
            Amount due from director forgiven                                              --            21,000
            Issuance of common stock and stock options
               to directors and employees                                                  --             7,667
            Issuance of common stock and stock options
               to consultants                                                          38,566                --
            Litigation settlement/contingency                                         117,000            80,000
      Changes in operating assets and liabilities, net of business acquired:
            Decrease (increase) in accounts receivable                                348,147          (262,966)
            Increase in inventory                                                      (5,635)               --
            (Increase) decrease in prepaid expenses and deposits                     (144,468)              475
            Increase (decrease) in accounts payable and
              accrued liabilities                                                      51,390           (18,146)
            Increase (decrease) in deferred revenue                                     8,354           (12,500)
                                                                                  -----------       -----------

      Net cash flows provided by operating activities                                 535,951           353,937
                                                                                  -----------       -----------

Cash flows from investing activities:

      Minority interest                                                               439,255                --
      Business acquisition, net of cash acquired                                     (418,043)               --
      Purchase of property and equipment                                             (288,623)          (91,240)
                                                                                  -----------       -----------

      Net cash flows used in investing activities                                    (267,411)          (91,240)
                                                                                  -----------       -----------

Cash flows from financing activities:
      Borrowings on notes payable                                                     160,000                --
      Repayments on borrowings from shareholder                                       (45,000)               --
      Proceeds on issuance of common stock                                          2,384,266           215,416
      Repayments on capital leases                                                   (332,907)         (185,110)
      Purchase of treasury stock and related costs                                         --          (208,941)
                                                                                  -----------       -----------

      Net cash flows (used in) provided by financing activities                     2,166,359          (178,635)
                                                                                  -----------       -----------

Net increase (decrease) in cash and cash equivalents                                2,434,899            84,062

Cash and cash equivalents at beginning of year                                        490,152           406,090
                                                                                  -----------       -----------

Cash and cash equivalents at end of year                                          $ 2,925,051       $   490,152
                                                                                  ===========       ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                   For the years ended July 31, 2000 and 1999


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                                                              2000          1999
                                                                            --------      --------
Cash paid during the period for:

      Interest                                                              $ 54,406      $ 28,027
                                                                            ========      ========

      Income taxes                                                          $      -      $      -
                                                                            ========      ========


Supplemental disclosure of noncash investing and financing activities:

      Treasury stock transactions                                           $      -      $209,787
                                                                            ========      ========

      Purchase of property and equipment on capital leases                  $551,792      $554,565
                                                                            ========      ========

      Issuance of common shares for litigation settlement                   $197,000      $      -
                                                                            ========      ========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Organization and Business

        Interactive Telesis, Inc. ("Interactive") was incorporated under the laws of the Province of British Columbia, Canada, on June 19, 1987, and on September 23, 1996, the Company's jurisdiction of incorporation was changed to the state of Delaware. It is in the business of developing and marketing customized interactive voice response as well as voice hosting and integration services to customers primarily located in the United States.

        Consolidation

        On December 17, 1999, Interactive acquired majority ownership of Paragon Voice Systems ("Paragon"), collectively known as the "Company." Paragon is in the business of developing and installing computer telephony solutions incorporating automated speech recognition systems. The Company has used the purchase method to record this transaction at historical cost. The purchase price of the subsidiary was $1.2 million which allowed Interactive to control 56.67%. All significant intercompany accounts and transactions have been eliminated at consolidation. See Note 12 for pro-forma financial information.

        Financial Instruments

        The carrying amounts reported in the balance sheets for cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, and deferred revenue approximate fair value due to the immediate short-term maturity of these financial instruments.

        The fair value of the Company's capital lease obligations and notes payable approximates the carrying amounts based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

        Cash and Cash Equivalents

        The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

        Property and Equipment

        Property and equipment are recorded at cost. Depreciation is calculated on a declining balance basis over the estimated useful lives of the depreciable assets which range from three to five years.

        Treasury Stock

        The Company's repurchases of shares of common stock are recorded as treasury stock, at cost, and result in a reduction of shareholders' equity. When treasury shares are retired, the Company uses a first-in, first-out method and the excess of repurchase cost over additional paid in capital is treated as an increase in accumulated deficit. When treasury shares are reissued, the Company uses a first-in, first-out method and the excess of repurchase cost over reissuance price is treated as a reduction of additional paid in capital.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition

        Revenues are generated by the Company's interactive voice response services. Revenue is recognized when these services are provided by the Company.

        Concentration Risk

        A majority of the Company's revenues are generated by record and replay services. If the demand for this service decreased or if the Company's ability to continue to provide this service was impaired, the Company's revenue source would be impacted.

        Three customers accounted for 83% and 78% of the Company's revenue for the years ended July 31, 2000 and 1999, respectively.

        The Company maintains its primary checking and savings accounts at one financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At July 31, 2000 and 1999, the Company's uninsured cash balances totaled $2,725,051 and $390,152, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

        Stock Based Compensation

        In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

        Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant.

        The Company has adopted the disclosure provisions of SFAS No. 123 effective August 1, 1997. The Company has opted to follow the accounting provisions of APB No. 25 for stock- based compensation and to furnish the pro forma disclosures required under SFAS No. 123 (See Note 8).

        Long-Lived Assets

        In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 effective August 1, 1997.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Inventory
        The Company's inventory consists of computer equipment for sale to customers as part of the installation of its computer telephony solutions. Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

        Income Taxes
        The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Net Income (Loss) Per Share
        In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings per share and diluted earnings per share. The Company has adopted the provisions of SFAS No. 128 effective August 1, 1997.

        Basic net income (loss) per share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net income
        (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the year ended July 31, 2000, outstanding options and warrants to purchase 2,127,521 common shares were included in the weighted average share computation. During the year ended July 31, 1999, outstanding options and warrants to purchase 838,901 common shares were anti-dilutive and have been excluded from the weighted average share computation.

        Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT
        Property and equipment consists of the following as of July 31, 2000 and 1999:


                                       2000              1999
                                    -----------       -----------
Computer and related equipment      $ 1,815,230       $   933,799
Office furniture and fixtures            97,661            64,198
Motor vehicle                            42,072            42,072
                                    -----------       -----------
                                      1,954,963         1,040,069
Less: Accumulated depreciation         (669,183)         (277,561)
                                    -----------       -----------
Net property and equipment          $ 1,285,780       $   762,508
                                    ===========       ===========


                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 3 - INTANGIBLE ASSET

        Goodwill in the amount of $625,590 recorded on the purchase of Paragon on December 17, 1999 is being amortized on a straight line basis over 5 years. For the year ended July 31, 2000, amortization was $78,195.

NOTE 4 - NOTE PAYABLE

        During the year ended July 31, 2000, Paragon consolidated its trade payables into one note payable in the amount of $160,000, maturing on June 5, 2007 and bearing interest at 12.25% per annum.

NOTE 5 - RELATED PARTY TRANSACTIONS

        Amount due to a shareholder of the subsidiary consists of the following as of July 31, 2000 and 1999:


                                                      2000        1999
                                                     -------      ----
Unsecured loan from the CEO of Paragon bearing
interest at 6% per annum and payable on demand       $31,000      $  -
                                                     =======      ====


NOTE 6 - CAPITAL LEASE OBLIGATIONS

        Capital lease obligations consist of the following as of July 31, 2000 and 1999:


                                                                                 2000            1999
                                                                               ---------       ---------
  Capital lease obligations, bearing interest at rates of up to 28%, with interest and principal payable in monthly installments of approximately
  $40,200. The capital lease obligations are secured by the computer and related equipment, and by personal guarantees of the CEO. The capital lease obligations are due at various dates between July 2001 and June
  2003                                                                         $ 769,374       $ 497,273

Less: Current portion                                                           (364,454)       (205,044)
                                                                               ---------       ---------

Capital lease obligation, long-term                                            $ 404,920       $ 292,229
                                                                               =========       =========


        Aggregate maturities of capital lease obligations as of July 31, 2000, are as follows:


Year Ended July 31,                      Amount
-------------------                     ---------
       2001                             $ 442,798
       2002                               333,004
       2003                               158,992
                                        ---------

Total minimum lease payments              934,794

Less: Amount representing interest       (165,420)
                                        ---------
                                        $ 769,374
                                        =========


                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 6 - CAPITAL LEASE OBLIGATIONS (Continued)

        Capitalized leases included in property and equipment amounted to approximately $1,263,000 and $712,000 before accumulated amortization of $316,000 and $165,000 as of July 31, 2000 and 1999, respectively.
        Included in depreciation and amortization expense is amortization of capital lease assets in the amounts of approximately $151,000 and $120,000 for the years ended July 31, 2000 and 1999, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

        Leases

        The Company leases its facilities and other equipment under non-cancelable operating leases that expire at various dates through July 2005. Minimum future obligations under these leases as of July 31, 2000, are as follows:


                                                          Rental       Sub-Lease
                   Year ended July 31,                 Obligation        Income            Net
                   -------------------                 ----------      ----------      -----------
                        2001                           $  554,467      $  100,248      $  454,219
                        2002                              449,917           8,354         441,563
                        2003                              438,226              --         438,226
                        2004                              440,142              --         440,142
                        2005                              449,995              --         449,995
                                                       ----------      ----------      ----------

                   Total minimum lease payments        $2,332,747      $  108,602      $2,224,145
                                                       ==========      ==========      ==========


        Rent expense under the non-cancelable operating leases was $158,676 and $103,185 for the years ended July 31, 2000 and 1999.

        Litigation

        The Company is a defendant in a lawsuit brought by an individual claiming that the Company wrongfully terminated the plaintiff. The plaintiff alleges special, general and punitive damages in excess of $2.0 million, amended from the initial claim of $400,000 filed in fiscal 1999. At the present stage of litigation, the probability that the Company will be required to pay damages cannot be determined. Accordingly, no contingent liability has been provided for in the accompanying consolidated financial statements.

        The Company was a defendant in a lawsuit brought by an individual claiming that the Company and other defendants made misrepresentations in the sale of shares of the Company's common stock. A provision of $80,000 for the litigation settlement was provided for in the fiscal 1999 financial statements. During the year ended July 31, 2000, final settlement was reached for 100,000 shares of common stock valued at $1.97 each. The additional $117,000 in litigation expense is included in the consolidated statement of operations for the year ended July 31, 2000.

        Other

        No contingent liability has been provided for in the accompanying consolidated financial statements that relates to the Company's 1997 stock repurchase program, as discussed in Note 8.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 8 - SHAREHOLDERS' EQUITY

        Stock and warrant issuances

        In June 2000, the Company entered into a Securities Purchase Agreement (the "Agreement") with two institutional investors (the "investors") for the sale of up to $4.5 million of its common stock. Under the terms of the Agreement, on the date of each issuance of common stock (the "closing date"), the investors will also receive warrants (the "warrants") entitling them to purchase shares of the Company's common stock in an amount equal to 15% of the shares issued for cash at an exercise price which is the lower of 110% of: the market price of the Company's common stock on the closing date, or the average of the market price for the 5 trading days immediately preceding 181 days thereafter (the "warrants"). The warrants expire three years from the closing date.

        Under the Agreement, during the year ended July 31, 2000, the Company issued 905,798 shares of its common stock for net proceeds of $2,267,234, net of cash issuance costs $232,766, and 135,870 warrants at an exercise price which is the lower of: $3.03 per share, or the average of the market price for the 5 trading days immediately preceding 181 days thereafter. The warrants expire in June 2003 and are all outstanding as of July 31, 2000. In accordance with the Agreement, the Company issued 50,000 share purchase warrants as part of the non-cash issuance costs. The warrants entitle the holders to purchase 50,000 shares of common stock at $3.31 per share, and expire in June 2003. All of the warrants are outstanding as of July 31, 2000.

        The Agreement calls for the two subsequent common stock issuances of one million dollars each approximately 90 days and 180 days subsequent to July 31, 2000, at the market price of the Company's common stock on each of these respective dates.

        In January 1997, the Company issued 407,401 share purchase warrants to the CEO in connection with the settlement of a debt. The warrants entitle the director to purchase 407,401 shares of common stock at $.40 per share, and expire in November 2001. All of the warrants are outstanding as of July 31, 2000.

        In January 1997, the Company issued 675,000 share purchase warrants to a corporation in connection with the issue of shares of common stock. The warrants entitled the corporation to purchase 337,500 shares of common stock at $.20 per share, and expired unexercised in January 1999.

        Stock repurchase program

        In 1997, the Company authorized the repurchase of up to $2,000,000 worth of its shares through open market transactions with the intention of retiring this stock. For the years ended July 31, 1999, the Company paid $208,941 to five brokerage accounts of the Company and certain shareholders (the "Brokerage Accounts") and purchased and resold shares at values varying between $0.30 and $1.06. As of July 31, 1999, the Company did not hold any treasury stock and had settled all the Brokerage Accounts. Certain aspects of the stock repurchase program may not have been in strict compliance with regulatory requirements, which could lead to certain liabilities, the nature and outcome of which are uncertain.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 8 - SHAREHOLDERS' EQUITY (Continued)

        Stock option plans

        In October 1996, the Company adopted a non-qualified stock option plan (the "Plan") under which options to purchase up to 1,485,000, subsequently amended to 3,335,000, shares of common stock may be granted to directors, officers or employees of the Company, as well as to consultants and other service providers of the Company. The Plan provides for grants of options with a term of up to 10 years.

        Pursuant to the Plan, the Company granted options to purchase 1,947,000 and 132,000 shares of common stock for the years ended July 31, 2000 and 1999, respectively.

        The Company has elected to account for grants under its Plan following APB No. 25 and related interpretations. Accordingly, compensation costs of $4,000 and $7,667 have been recognized for options granted to employees during the years ended July 31, 2000 and 1999, respectively. Under SFAS No. 123, the fair value of each option granted during the years ended July 31, 2000 and 1999, was estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options, with an average risk free interest rate of between 5.3% and 6.0%, price volatility of between 0.53 and 1.67, and no dividends.

        Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No. 123, reported net income (loss) and net income (loss) per share would have been as follows:


                                          July 31, 2000     July 31, 1999
                                          -------------     -------------
Net income (loss):
   As reported                            $  (132,221)      $   321,740
   Pro forma                              $  (480,314)      $   261,659

Basic net income (loss) per share:
   As reported                            $      0.00       $      0.01
   Pro forma                              $     (0.02)      $      0.01

Diluted net income (loss) per share:
   As reported                            $      0.00       $      0.01
   Pro forma                              $     (0.02)      $      0.01


                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 8 - SHAREHOLDERS' EQUITY (Continued)

        Stock option plans (Continued)

        A summary of the activity of the stock options for the years ended July 31, 2000 and 1999 are as follows:


                                                             Year ended                          Year ended
                                                            July 31, 2000                       July 31, 1999
                                                     ---------------------------       --------------------------
                                                                       Weighted                         Weighted
                                                                       Average                          Average
                                                                       Exercise                         Exercise
                                                       Shares           Price                Shares      Price
                                                     ----------       ----------           ----------  ----------
Outstanding at beginning of
  period                                                940,000       $     0.38              808,000  $     0.38
Granted                                               1,947,000             0.69              132,000        0.40
Exercised                                               (96,750)            0.30                   --          --
Forfeited                                              (103,000)            2.29                   --          --
Expired                                                      --               --                   --          --
                                                     ----------       ----------           ----------  ----------

Outstanding at end of period                          2,687,250       $     0.53              940,000  $     0.38
                                                     ==========       ==========           ==========  ==========

Exercisable at end of period                          1,534,250       $     0.36              431,500  $     0.36
                                                     ==========       ==========           ==========  ==========

Weighted-average fair value
   of options granted during the period                               $     0.63                       $     0.32
                                                                      ==========                       ==========

Weighted-average remaining contractual
   life of options outstanding at end of period                        8.8 years                          7 years
                                                                      ==========                       ==========


NOTE 9 - INCOME TAXES

        Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of July 31:


                                                  2000            1999
                                               ---------       ---------
Deferred tax assets:
   Net operating loss carryforwards            $ 906,200       $ 866,000
   Other                                          10,200          35,000
                                               ---------       ---------
   Gross deferred tax assets                     916,400         901,000

   Less: Valuation allowance                    (796,600)       (614,000)
                                               ---------       ---------
   Net deferred tax assets                       119,800         287,000

Deferred tax liabilities:
   Property and equipment                        (61,100)        (28,000)
   Cash basis accounting for tax purposes        (58,700)       (259,000)
                                               ---------       ---------
   Net deferred tax liabilities                 (119,800)       (287,000)

   Net deferred tax                            $       -       $       -
                                                =========      =========


                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   For the years ended July 31, 2000 and 1999


NOTE 9 - INCOME TAXES (Continued)

        Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by $182,600 from 1999 and decreased by $128,000 from 1998. $130,500 of the valuation allowance increase from 1999 is due to Paragon's 1998 valuation allowance being recorded on the books.

        As of July 31, 2000, Interactive has net operating loss carryforwards for both federal and state income tax purposes. Federal and state net operating loss carryforwards totaling approximately $1,495,000 and $942,000, respectively, as of July 31, 2000, begin to expire in 2011. Paragon has federal and state net operating loss carryforwards totaling approximately $841,000 as of July 31, 2000, which begin to expire in 2010 and 2000 respectively. Since Paragon does not file a consolidated federal income tax return with Interactive, its operating loss carryforwards are available to Paragon only and are limited. The amount of Paragon's annual taxable income which can be offset by the net operating loss carryforwards will be limited to approximately $127,000.

        Under federal and state laws, the availability of operating loss carryforwards are limited in the event of a cumulative change in the Company's ownership resulting in a change in control. The Company has not performed an analysis to determine if such a change has taken place, however, management does not believe such a change has taken place.

        A reconciliation of the effective tax rates with the federal statutory rate is as follows as of July 31:


                                                              2000            1999
                                                           ---------       ---------
Income tax expense (benefit) at 35% statutory rate         $ (46,300)      $ 113,000
Change in valuation allowance                                182,600        (128,000)
Change in valuation allowance attributable to Paragon       (130,500)             --
Nondeductible expenses                                        37,200              --
State income taxes, net                                       (7,700)         19,000
Other                                                        (35,300)         (4,000)
                                                           ---------       ---------
                                                           $       -       $       -
                                                           =========       =========


NOTE 10 - PROPOSED SALE OF PRODUCT SERVICE LINE

        On June 25, 1999, the Company's Board of Directors authorized management to negotiate the sale of the InvestorReach service ("InvestorReach"). During fiscal 2000, negotiations were terminated and the Company still owns and operates InvestorReach.

NOTE 11 - SUBSEQUENT EVENT

        Subsequent to fiscal 2000, the Company lost one of its major IVR customers which represented 38% of revenues for the year ended July 31, 2000 and 47% for the year ended July 31, 1999. However, management expects that this is a temporary loss of revenue and will be offset by new customers for its voice hosting and integration services.

                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED STATEMENT OF OPERATIONS
                    For the year ended July 31, 2000 and 1999


NOTE 12 - PRO-FORMA FINANCIAL INFORMATION

        The following unaudited pro forma consolidated statements of operations are presented as if the acquisition of Paragon had been made at the beginning of the periods presented. The pro forma consolidated statements of operations include adjustments to give effect to amortization of goodwill and the elimination of inter-company amounts. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.


                                                                      Paragon
                                             Interactive               Voice
                                            Telesis, Inc.             Systems                                       Pro Forma
                                            For the year           For the year                                    For the year
                                                ended                  ended                Pro Forma                  ended
                                            July 31, 1999          July 31, 1999           Adjustments            July 31, 1999
                                            -------------          -------------           -----------            -------------
                                                                    (Unaudited)            (Unaudited)             (Unaudited)
Revenues                                    $ 3,022,290            $   399,768             $   (65,375)           $  3,356,683

Costs and expenses:
  Cost of revenues                              221,506                182,951                 (65,375)                339,082
  Salaries and wages                          1,184,523                176,689                      --               1,361,212
  General and administrative                    742,801                 77,062                      --                 819,863
  Sales and marketing                           266,626                 33,504                      --                 300,130
  Depreciation and amortization                 177,067                 11,999                 130,197                 319,263
                                            -----------            -----------             -----------            ------------
  Total costs and expenses                    2,592,523                482,205                  64,822               3,139,550
                                            -----------            -----------             -----------            ------------
Operating income (loss)                         429,767                (82,437)               (130,197)                217,133

Other expenses:
  Interest expense                               28,027                 10,528                      --                  38,555
  Litigation settlement expense                  80,000                     --                      --                  80,000
                                            -----------            -----------             -----------            ------------
  Total other expenses                          108,027                 10,528                      --                 118,555
                                            -----------            -----------             -----------            ------------
Income (loss) before income taxes and
  minority interest in subsidiary               321,740                (92,965)               (130,197)                 98,578

Minority interest net loss of subsidiary             --                     --                  40,282                  40,282
                                            -----------            -----------             -----------            ------------
Income (loss) before income taxes               321,740                (92,965)                (89,915)                138,860

Income taxes                                         --                     --                      --                      --
                                            -----------            -----------             -----------            ------------
Net income (loss)                           $   321,740            $   (92,965)            $   (89,915)           $    138,860
                                            ===========            ===========             ===========            ============
Basic net income per share                  $      0.01                                                           $       0.00
                                            ===========                                                           ============
Shares used to compute basic net
    income per share                         30,365,097                                                             30,365,097
                                            ===========                                                           ============
Diluted net income per share                $      0.01                                                           $       0.00
                                            ===========                                                           ============
Shares used to compute diluted
    net income per share                     31,160,123                                                             31,160,123
                                            ===========                                                           ============


                    INTERACTIVE TELESIS, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED STATEMENT OF OPERATIONS
                    For the year ended July 31, 2000 and 1999


NOTE 12 - PRO-FORMA FINANCIAL INFORMATION (Continued)


                                                                  Paragon
                                               Interactive         Voice
                                               Telesis, Inc.      Systems
                                               For the year     For the year        Pro Forma           Pro Forma
                                                  ended             ended          Adjustments        For the year
                                              July 31, 2000     July 31, 2000     July 31, 2000           ended
                                              -------------     -------------     -------------       ------------
                                                                                    (Unaudited)        (Unaudited)
Revenues                                      $  4,787,265      $    184,011       $    (58,740)      $  4,912,536

Costs and expenses:
  Cost of revenues                                 628,326           114,938            (58,740)           684,524
  Salaries and wages                             1,902,119           404,031                 --          2,306,150
  General and administrative                     1,155,343           168,374                 --          1,323,717
  Sales and marketing                              346,425            38,801                 --            385,226
  Depreciation and amortization                    335,860            14,317            125,112            475,289
                                              ------------      ------------       ------------       ------------

  Total costs and expenses                       4,368,073           740,461             66,372          5,174,906
                                              ------------      ------------       ------------       ------------

Operating income (loss)                            419,192          (556,450)          (125,112)          (262,370)

Other expenses:
  Interest expense                                  53,215             4,823                 --             58,038
  Loss settlement expense                          117,000                --                 --            117,000
                                              ------------      ------------       ------------       ------------

  Total other expenses                             170,215             4,823                 --            175,038
                                              ------------      ------------       ------------       ------------

Income (loss) before income taxes
  and minority interest in subsidiary              248,977          (561,273)          (125,112)          (437,408)

Minority interest net loss of subsidiary                --                --            243,218            243,218
                                              ------------      ------------       ------------       ------------

Income (loss) before income taxes                  248,977          (561,273)           118,106           (194,190)

Income taxes                                            --                --                 --                 --
                                              ------------      ------------       ------------       ------------

Net income (loss)                             $    248,977      $   (561,273)      $    118,106       $   (194,190)
                                              ============      ============       ============       ============

Basic net income per share                    $       0.01                                            $      (0.01)
                                              ============                                            ============

Shares used to compute basic net
    income per share                            30,885,571                                              30,885,571
                                              ============                                            ============

Diluted net income per share                  $       0.01                                            $      (0.01)
                                              ============                                            ============

Shares used to compute diluted
    net income per share                        32,478,659                                              30,885,571
                                              ============                                            ============


                      INTERACTIVE TELESIS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        January 31, 2001 and July 31, 2000


                                                                   JAN 31, 2001       JUL 31, 2000
                                                                  --------------     --------------
                                                                   (UNAUDITED)         (AUDITED)
                                     ASSETS

Current assets:
       Cash and cash equivalents                                  $      383,233     $    2,925,051
       Accounts receivable                                               371,214            332,808
       Inventory                                                           8,768              5,635
       Deposits, prepaid expenses and other current assets                72,400            152,198
                                                                  --------------     --------------
       Total current assets                                              835,615          3,415,692
                                                                  --------------     --------------
Property and equipment, net                                            2,673,028          1,285,780
                                                                  --------------     --------------
Intangible asset, net                                                    484,835            547,395
                                                                  --------------     --------------
       Total assets                                               $    3,993,478     $    5,248,867
                                                                  ==============     ==============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable and accrued liabilities                    $      565,907     $      250,518
      Note payable to related party                                       15,000             31,000
      Deferred revenue                                                        --              8,354
      Current portion of note payable                                         --             14,039
      Current portion of Litigation Contingency                          177,700                 --
      Current portion of capital lease obligations                       391,283            364,454
                                                                  --------------     --------------
      Total current liabilities                                        1,149,890            668,365
                                                                  --------------     --------------
Long-term obligations:
      Note payable, net of current portion                               650,000            145,961
      Litigation Contingency, net of current portion                     275,800                 --
      Capital lease obligations, net of current portion                1,345,398            404,920
                                                                  --------------     --------------

      Total long-term obligations                                      2,271,198            550,881
                                                                  --------------     --------------
      Total liabilities                                                3,421,088          1,219,246
                                                                  --------------     --------------
Commitments and contingencies

Minority interest in net assets of subsidiary                              5,440            207,547
                                                                  --------------     --------------
Shareholders' equity:
      Common stock, $.001 par value, 100,000,000 shares
         authorized; 32,267,947 and 31,764,486 shares issued
         and outstanding at Jan. 31, 2001 and July 31, 2000,
         respectively                                                     32,268             31,765
      Additional paid in capital                                      12,485,852         12,258,358
      Accumulated deficit                                            (11,951,170)        (8,468,049)
                                                                  --------------     --------------
      Total shareholders' equity                                         566,950          3,822,074
                                                                  --------------     --------------
      Total liabilities and shareholders' equity                  $    3,993,478     $    5,248,867
                                                                  ==============     ==============


The accompanying notes are an integral part of the consolidated financial statements.

                   INTERACTIVE TELESIS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          For the three and six months ended January 31, 2001 and 2000
                                   (UNAUDITED)


                                                              THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                   JANUARY 31                           JANUARY 31
                                                         -------------------------------      -------------------------------
                                                             2001               2000              2001               2000
                                                         ------------       ------------      ------------       ------------
Revenues                                                 $    793,017       $  1,112,985      $  1,583,225       $  2,313,920
Costs and expenses:
            Cost of revenues                                  177,072             66,698           360,118            166,156
            Salaries and wages                              1,092,298            454,658         2,178,840            853,645
            General and administrative                        646,533            254,146         1,284,650            516,348
            Sales and marketing                               107,493             59,579           355,495            110,654
            Depreciation and amortization                     181,280             67,171           307,560            125,584
                                                         ------------       ------------      ------------       ------------
            Total costs and expenses                        2,204,676            902,252         4,486,663          1,772,387
                                                         ------------       ------------      ------------       ------------
Operating income (loss)                                    (1,411,659)           210,733        (2,903,438)           541,533
Other expenses:
            Interest expense                                   67,477             11,672           109,788             22,542
            Litigation contingency expense                    672,000            117,000           672,000            117,000
                                                         ------------       ------------      ------------       ------------
            Total other expenses                              739,477            128,672           781,788            139,542
                                                         ------------       ------------      ------------       ------------
Income (loss) before income taxes and
  minority interest in subsidiary                        $ (2,151,136)      $     82,061      $ (3,685,226)      $    401,991
Minority interest in net loss of subsidiary                    86,495                 --           202,107                 --
                                                         ------------       ------------      ------------       ------------
Income (loss) before income taxes                        $ (2,064,641)      $     82,061      $ (3,483,119)      $    401,991
Provision for income taxes                                         --                 --                --                 --
                                                         ------------       ------------      ------------       ------------
Net income (loss)                                        $ (2,064,641)      $     82,061      $ (3,483,119)      $    401,991
                                                         ============       ============      ============       ============
Basic net income per share                               $      (0.06)      $       0.00      $      (0.11)      $       0.01
                                                         ============       ============      ============       ============
Shares used to compute basic net income per share          32,010,289         30,671,405        31,892,538         30,644,188
                                                         ============       ============      ============       ============
Diluted net income per share                             $         --       $       0.00      $         --       $       0.01
                                                         ============       ============      ============       ============
Shares used to compute diluted net income per share                --         32,313,917                --         32,478,139
                                                         ============       ============      ============       ============


The accompanying notes are an integral part of the consolidated financial statements.

                   INTERACTIVE TELESIS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS For the six
                     months ended January 31, 2001 and 2000
                                   (UNAUDITED)


                                                                                   Six months ended January 31
                                                                                  -----------------------------
                                                                                     2001              2000
                                                                                  -----------       -----------
Cash flows from operating activities:
      Net (loss) income                                                           $(3,483,119)      $   401,991
      Adjustments to reconcile net (loss) income to net cash
      provided by operating activities:
            Bad debts                                                                   1,481                --
            Depreciation and amortization                                             307,560           125,584
            Interest on capital leases and long-term debt                             109,788            22,542
            Litigation Settlement                                                     453,500           117,000
            Minority interest                                                        (202,107)               --

      Changes in operating assets and liabilities, net of business acquired:
            Decrease (increase) in accounts receivable                                (39,887)           60,084
            Increase in inventory                                                      (3,133)               --
            (Increase) decrease in prepaid expenses and deposits                       79,798                --
            Increase (decrease) in accounts payable and
              accrued liabilities                                                     315,389            (7,367)
            Increase (decrease) in deferred revenue                                    (8,354)               --
                                                                                  -----------       -----------

      Net cash flows provided by operating activities                              (2,469,084)          719,834
                                                                                  -----------       -----------

Cash flows from investing activities:

      Cash acquired in Paragon Voice Systems Acquisition                                   --             5,830
      Purchase of property and equipment                                             (312,040)         (257,277)
                                                                                  -----------       -----------
      Net cash flows used in investing activities                                    (312,040)         (251,447)
                                                                                  -----------       -----------

Cash flows from financing activities:
      Repayments on borrowings from shareholder                                       (16,000)               --
      Proceeds on issuance of common stock                                            227,997            41,888
      Proceeds from borrowing notes payable                                           650,000                --
      Repayments on borrowings from notes payable                                    (160,000)               --
      Proceeds from borrowing on capital leases                                            --            69,948
      Repayments on capital leases                                                   (462,691)         (114,230)
                                                                                  -----------       -----------

      Net cash flows (used in) provided by financing activities                       239,306            (2,394)
                                                                                  -----------       -----------

Net increase (decrease) in cash and cash equivalents                               (2,541,818)          465,993

Cash and cash equivalents at beginning of period                                    2,925,051           490,152
                                                                                  -----------       -----------

Cash and cash equivalents at end of period                                        $   383,233       $   956,145
                                                                                  ===========       ===========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                   INTERACTIVE TELESIS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
               For the six months ended January 31, 2001 and 2000
                                   (UNAUDITED)


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                                                            Six months ended January 31
                                                                            ---------------------------
                                                                                2001            2000
                                                                             ----------      ----------
Cash paid during the period for:

      Interest                                                               $  109,788      $   22,542
                                                                             ==========      ==========

      Income taxes                                                           $       --      $       --
                                                                             ==========      ==========


Supplemental disclosure of non-cash investing and financing activities:


      Purchase of property and equipment on capital leases                   $1,320,208      $       --
                                                                             ==========      ==========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") contains the provisions entitling the Registrant's directors and officers to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses (including attorney's fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer of the Registrant. In its Certificate of Incorporation, the Registrant has included a provision that limits, to the fullest extent now or hereafter permitted by the DGCL, the personal liability of its directors to the Registrant or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. Under the DGCL as currently in effect, this provision limits a director's liability except where such director (i) breaches his duty of loyalty to the Registrant or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of law, (iii) authorizes payment of an unlawful dividend or stock purchase or redemption as provided in Section 174 of the DGCL, or (iv) obtains an improper personal benefit. This provision does not prevent the Registrant or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence. The Certificate of Incorporation also includes provisions to the effect that (subject to certain exceptions) the Registrant shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall advance expenses to, any director or officer to the extent that such indemnification and advancement of expenses is permitted under such law, as may from time to time be in effect. In addition, the By-Laws require the Registrant to indemnify, to the full extent permitted by law, any director, officer, employee or agent of the Registrant for acts which such person reasonably believes are not in violation of the Registrant's corporate purposes as set forth in the Certificate of Incorporation. At present, the DGCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Registrant's best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to any charter provision, by-law, contract, arrangement, statute or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.


                  SEC registration                            $      189.00
                                                               ------------
                  Printing and engraving costs                $       2,000*
                                                               ------------
                  Legal fees and expenses                     $      15,000*
                                                               ------------
                  Accounting fees and expenses                $       3,000*
                                                               ------------
                  Miscellaneous                               $       2,000*
                                                               ------------
                  Total                                       $      23,691*
                                                               ------------

*To be provided by amendment.

---------------------

Item 26. Recent Sales of Unregistered Securities

         During the last three years, the Company sold unregistered shares of its Common Stock as follows:


      On April 16, 2001, the Company sold for $250,000, 30,000 shares of its Series B Preferred Stock and issued a warrant to purchase 15,000 shares of Series B Preferred Stock for a price of $5.50 to BH Capital and Excalibur. In this transaction, the Company issued to two finders warrants for the purchase of a total of 5,000 shares of common stock at a price of $.60 per share. The Company agreed to file, at its expense, a registration statement covering the resale of the common stock issuable in connection with the Series B Preferred Stock. This issuance was made in reliance on the exemption from registration under the 1933 Act contained in Regulations and Rule 4(2) thereof.

      On April 16, 2001, the Company borrowed an additional $250,000 from H&QGF under the November 21, 2000 secured loan agreement, as amended. This issuance was made in reliance on the exemption from registration under the 1933 Act contained in Section 4(2) thereof.


         January 7, 2001, the Company issued 343,987 shares of its common stock in the settlement of a lawsuit with a former consultant. In issuing these shares, the Company relied on the exemption from registration under the Securities Act of 1933 (the "1933 Act") set forth in Section 3(a)(9) hereof.

         December 1, 2000, the Company issued options for the purchase of up to 50,000 shares of the Company's common stock at a price of $.78 per share in the settlement of a lawsuit with a former officer/consultant. In issuing these options, the Company relied on the exemption from registration under the 1933 Act under Section 4(2) thereof.

         On November 21, 2000, the Company entered into a convertible secured loan agreement with Hambrecht & Quist Guaranty Finance, LLC ("H&QGF"), a privately held investment capital company, whereby H&QGF agreed to loan the Company $1.15 million. The loan is convertible at the election of H&QGF up to 1,533,333 Shares of the Company's Series A Preferred Stock. The loan is being funded in two traunches, the first was funded on November 21, 2000 and the remaining $500,000 is to be funded upon the effective date of a registration statement covering H&QGF's resale of the common stock issuable upon conversion of the Series A Preferred Stock. On November 21, 2000, the Company also issued H&QGF a warrant in consideration for $3,947. The Warrant, as amended, provides for the purchase of 394,737 Shares of the Company's Series A Preferred Stock at a price of $.75 per Share until November 20, 2007. For the issuance of these securities, the Company relied on the exemption from registration under the 1933 Act set forth in Section 4(2) thereof.

         On November 6, 2000, the Company issued 8,574 shares of common stock to BH Capital Investments, LP (4,287 shares) and Excalibur Limited Partnership (4,287 shares). The shares were issued pursuant to repricing rights under the Company's June 12, 2000 Securities Purchase Agreement with the issuees. Please refer to the SEC Form SB-2/A filed October 4, 2000 for information on the Securities Purchase Agreement.

         On October 30, 2000, in accordance with a Securities Purchase Agreement Repricing Rights, the Company issued 2,900 shares of common stock. BH Capital Investments, LP received 1,450 shares and Excalibur Limited Partnership received 1,450 shares. Please refer to the SEC Form SB-2/A filed October 4, 2000 for more information on the Securities Purchase Agreement.


         On June 12, 2000, the Company sold 905,797 shares at a price of $2.76 per share under an agreement with two investors to purchase up to $4,500,000 of our common stock in three closings of $2.5 million, $1 million and $1 million each. The Company also issued warrants for the purchase of 135,870 shares at a price of $3.04 per share. In addition, the Company granted the investors repricing rights with respect to the shares and antidilution rights with respect to the shares and the warrants. The Company agreed to file a registration statement covering the shares, including the shares underlying the warrants and the repricing rights, issued and issuable. The second and third closings were not completed because, at the scheduled closing dates, the trading price of the Company's stock did not equal or exceed the purchase price for the initial closing, which was a condition precedent to each closing. The Company paid two unrelated finders an aggregate cash fee equal to 7.5% payable pro rata at each closing and 3-year warrants for the purchase of 20,000 shares per each $1.0 million of the financing closed at a price equal to 120% of the purchase price for the shares at the respective closing. In selling these securities to the two investors and the two finders, the Company relied on the exemption from registration under the Securities Act of 1933 set forth in Regulation S thereof.


         On February 25, 2000, the Company issued 100,000 shares of its Common Stock valued at $1.97 per share to an investor. These shares were issued in a court-approved settlement of a lawsuit by this investor against the Company, claiming that the Company had made certain misrepresentations to them in connection with its sale of Common Stock to them. In issuing these shares, the Company relied on the exemption from registration under the 1933 Act set forth in Section 3(a)(9) thereof.

         From November 1996 through November 30, 2000, the Company has issued an aggregate of 3,234,000 options to purchase its Common Stock, with exercise prices ranging from 25 cents to $3.00 per share to employees, directors, and service providers under its 1996 Stock Option Plan. Of these options, 215,000 have expired or been canceled without being exercised; options for 112,750 shares have been exercised; as of November 30, 2000, 2,906,250 options remain outstanding. The issuance of these options and option shares were exempt from registration pursuant to Section 4(2) of the 1933 Act or, where applicable, Rule 701 under the 1933 Act.

         In a private placement in 1998, the Company issued an aggregate of 13,255,530 shares to a total of 48 investors for aggregate consideration of $3,720,137. Of these 48 investors, 42 were accredited investors.

         Each subscriber in this private placement had or was provided prior to his or her investment access to all information regarding the Company that would be included in the registration statement on Form SB-2, except that the financial statements provided to subscribers were audited in accordance with Canadian generally accepted accounting practices. Each of these sales was made in reliance on Section 4(2) of the 1933 Act or Rule 506 thereunder. For each sale, the Company had reasonable grounds to believe, prior to accepting the subscription of each subscriber, based in part on the subscription agreements or investment letters executed by the subscribers, that each of the subscribers were sophisticated enough to evaluate the merits of an investment in Common Stock and that each subscriber was purchasing with investment intent and not with a view to distribution. In addition, each subscriber representing that he or she was an accredited investor was reasonably believed by the Company to be an accredited investor within the meaning of Rule 501(a) of the 1933 Act.

         The offering was made directly by the Company except the Company paid commissions and/or finder's fees ranging from 10% to 15% in connection with the sale of stock to 10 investors. The Company's determination of whether investors were accredited investors, within the meaning of Regulation D, was based on the Company's examination of the investors' executed subscription documents.

Item 27. Exhibits

Description

3.1 Province of British Columbia, Company Act, Certificate of Incorporation, Butter Rock Resources+

3.2      Company Act, Memorandum, Butter Rock Resources+

3.3      Articles of Incorporation, Interactive Telesis - 1992+

3.4      Certificate of Incorporation of the Company - Delaware+

3.5      Certificate of Amendment of Certificate of Incorporation of the Company
         - Delaware+

3.6      Bylaws of the Company+

3.7 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock ++++

3.8      Certificate of Amendment of Certificate of Incorporation ++++

3.9 Certificate of Amendment of Certificate of Designations, Preferences and Right of Series A Convertible Preferred Stock. ++++

3.10 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock. ++++

5.1 Opinion of Rushall & McGeever, APC as to the legality of the shares being registered. ++++

10.1     ITI Stock Option Plan (1996)+

10.2 Lease Agreement between the Company and North Coast Business Park, dated Feb. 15, 1995, with amendments dated April 30, 1999+

10.3 Lease Agreement between the Company and U.S. Net Solutions, inc., dated Feb. 22, 1999+

10.4 Sublease Agreement between the Company and The Townsend Agency, dated Aug. 13, 1999+

10.5     Balboa Capital Corporate Equipment Lease Agreement+

10.6     Balboa Capital Corporate Equipment Lease Agreement+

10.7     Toshiba Corporate Equipment Lease Agreement+

10.8     Westover Financial Corporate Equipment Lease Agreement+

10.9     Westover Financial Corporate Equipment Lease Agreement+

10.10    Ford Financial Services Corporate Equipment Lease Agreement+

10.11    Ford Financial Services Corporate Equipment Lease Agreement+

10.12    Imperial Business Credit Corporate Equipment Lease Agreement+

10.13    Media Capital, LLC Corporate Equipment Lease Agreement+

10.14    Dell Financial Services Corporate Equipment Lease Agreement+

10.15    Imperial Business Credit Corporate Equipment Lease Agreement+

10.16    First Sierra Financial Corporate Equipment Lease Agreement+

10.17    United Capital Leasing Corporate Equipment Lease Agreement+

10.18    ADVANTA Business Service Corporate Equipment Lease Agreement+

10.19    Ford Financial Services Corporate Equipment Lease Agreement+

10.20    ADVANTA Bank Corporation Corporate Equipment Lease Agreement+

10.21    Financial Pacific Leasing Corporate Equipment Lease Agreement+

10.22    Securities Purchase Agreement dated June 12, 2000++

10.23    Registration Rights Agreement dated June 12, 2000.++

10.24    Warrant Agreement with BH Capital.++

10.25    Warrant Agreement with Excalibur.++

10.26    Amendment No. 1 to Securities Purchase Agreement.++

10.27    Amendment No. 1 to Registration Rights Agreement.++

10.28    I&G Highbluff, Inc. Lease dated April 25, 2000.++

10.29    North Cost Business Park Sublease dated 5/31/00.+++

10.30    Bank of the West Equipment Lease dated 9/7/99.+++

10.31    Affinity Funding.com Equipment Lease dated 5/23/00.+++

10.32    Textron Financial Equipment Lease dated 5/18/00.+++

10.33    Santa Barbara Bank & Trust Commercial Lease Agreement dated 4/26/00.+++

10.34    GE Capital Equipment Lease dated 4/26/00.+++

10.35    GE Capital Equipment Lease dated 4/24/00.+++

10.36    GE Capital Equipment Lease dated 5/10/00.+++

10.37    Advanta Leasing Services Equipment Lease dated 6/22/00.+++

10.38    Landmark Financial Corporation Equipment Lease dated 7/10/00.+++

10.39    United Capital Equipment Lease dated 6/30/00.+++

10.40    Santa Barbara Bank & Trust Equipment Lease dated 7/14/00.+++

10.41    Centerpoint Financial Equipment Lease dated 8/28/00.+++

10.42    Ford Financial Services, Inc. Equipment Lease  Agreement ++++

10.43    Information Leasing Corp Equipment Lease Agreement ++++

10.44    Irwin Business Finance Equipment Lease Agreement ++++

10.45    Taycor, LLC Equipment Lease Agreement ++++

10.46    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.47    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.48    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.49    Landmark Financial Corporation Equipment and  Furniture Lease
         Agreement ++++

10.50    Media Capital Associates, LLC Equipment Lease Agreement ++++

10.51    Landmark Financial Corporation Equipment Lease Agreement ++++

10.52 Hambrecht & Quist Guaranty Finance, LLC Loan and Security Agreement with Schedule ++++

10.53 Hambrecht & Quist Guaranty Finance, LLC Intellectual Property Security Agreement ++++

10.54    Hambrecht & Quist Guaranty Finance, LLC Equity Line of Credit
         Agreement ++++

10.55 Hambrecht & Quist Guaranty Finance, LLC Warrant Agreement with form of Warrant ++++

10.56    Hambrecht & Quist Guaranty Finance, LLC Registration Rights
         Agreement ++++

10.57    First Amendment to H&QGF Loan and Security Agreement. ++++

10.58    First Amendment to Schedule to H&QGF Loan and Security Agreement. ++++

10.59    First Amendment to H&QGF Equity Line of Credit Agreement. ++++

10.60    Reissued H&QGF Warrant. ++++

10.61    Assignment of Voting Rights. ++++

10.62    Amendment No. 2 to Securities Purchase Agreement.

10.63    Series B Preferred Stock Purchase Warrant.

10.64    Series B Preferred Stock and Warrants Purchase Agreement.

10.65    Registration Rights Agreement.

10.66    Second Amendment to Loan and Security Agreement.

23.1     Consent of Pannell Kerr Forster dated May 1, 2001.

23.3     Consent of Rushall & McGeever, APC (included in Exhibit 5.1).

27.1     Financial Data Schedule+

------------------------------

+ Incorporated by reference to the exhibit with the corresponding number contained in the Company's Registration Statement on Form 10-SB/A filed on April 21, 2000 (accession No. 0000936392-00-000215).

++ Incorporated by reference to the exhibit with the corresponding number in the Company's Registration Statement on Form SB-2, as amended, filed on July 12, 2000 (accession No. 0001095811-00-001944).

+++ Incorporated by reference to the Exhibit with the corresponding number in the Company's Annual Statement on Form 10-KSB filed on October 30, 2000 (accession No. 0001095811-00-
         004139

++++     Previously filed with this Registration Statement.


Item 28. Undertakings The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (a) To include any prospectus required by Section 10(a)(3) of the Securities Act; and

         (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 and Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(1) That, for purposes of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No.3 to the Registration Statement to be signed on its behalf by the undersigned, in the County of San Diego, California, on May 2, 2001.

                                  INTERACTIVE TELESIS INC.


                                  By: /s/ Andrew Schachter
                                      ---------------------
                                      Andrew Schachter, Chief Executive Officer


      Each person whose signature appears below on this Registration Statement hereby constitutes and appoints each of Andrew Schachter and William R. Adams as his true and lawful attorney-in-fact and agent, with full power of substitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form SB-2 of Interactive Telesis Inc. and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



SIGNATURE                                          TITLE                                           DATE


/s/Andrew Schachter                                Chief Executive officer, President and          May 2, 2001
by Andrew Schachter                                Director (Principal Executive Officer)
--------------------
Andrew Schachter

/s/William R. Adams                                Chief Financial Officer and Secretary           May 2, 2001
-------------------                                (Principal Accounting Officer)
William R. Adams

/s/Willard Lee McVey                               Director                                        May 2, 2001
--------------------
Willard Lee McVey

/s/Cindy J. Mersky                                 Director                                        May 2, 2001
--------------------
Cindy J. Mersky

/s/Albert L. Staerkel                              Director                                        May 2, 2001
---------------------
Albert L. Staerkel


                                 EXHIBIT INDEX


Description

3.1 Province of British Columbia, Company Act, Certificate of Incorporation, Butter Rock Resources+

3.2      Company Act, Memorandum, Butter Rock Resources+

3.3      Articles of Incorporation, Interactive Telesis - 1992+

3.4      Certificate of Incorporation of the Company - Delaware+

3.5      Certificate of Amendment of Certificate of Incorporation of the Company
         - Delaware +

3.6      Bylaws of the Company +

3.7 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock ++++

3.8      Certificate of Amendment of Certificate of Incorporation ++++

3.9 Certificate of Amendment of Certificate of Designations, Preferences and Right of Series A Convertible Preferred Stock. ++++

3.10 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock. ++++

5.1 Opinion of Rushall & McGeever, APC as to the legality of the shares being registered. ++++

10.1     ITI Stock Option Plan (1996)+

10.2 Lease Agreement between the Company and North Coast Business Park, dated Feb. 15, 1995, with amendments dated April 30, 1999+

10.3 Lease Agreement between the Company and U.S. Net Solutions, inc., dated Feb. 22, 1999+

10.4 Sublease Agreement between the Company and The Townsend Agency, dated Aug. 13, 1999+

10.5     Balboa Capital Corporate Equipment Lease Agreement+

10.6     Balboa Capital Corporate Equipment Lease Agreement+

10.7     Toshiba Corporate Equipment Lease Agreement+

10.8     Westover Financial Corporate Equipment Lease Agreement+

10.9     Westover Financial Corporate Equipment Lease Agreement+

10.10    Ford Financial Services Corporate Equipment Lease Agreement+

10.11    Ford Financial Services Corporate Equipment Lease Agreement+

10.12    Imperial Business Credit Corporate Equipment Lease Agreement+

10.13    Media Capital, LLC Corporate Equipment Lease Agreement+

10.14    Dell Financial Services Corporate Equipment Lease Agreement+

10.15    Imperial Business Credit Corporate Equipment Lease Agreement+

10.16    First Sierra Financial Corporate Equipment Lease Agreement+

10.17    United Capital Leasing Corporate Equipment Lease Agreement+

10.18    ADVANTA Business Service Corporate Equipment Lease Agreement+

10.19    Ford Financial Services Corporate Equipment Lease Agreement+

10.20    ADVANTA Bank Corporation Corporate Equipment Lease Agreement+

10.21    Financial Pacific Leasing Corporate Equipment Lease Agreement+

10.22    Securities Purchase Agreement dated June 12, 2000++

10.23    Registration Rights Agreement dated June 12, 2000.++

10.24    Warrant Agreement with BH Capital.++

10.25    Warrant Agreement with Excalibur.++

10.26    Amendment No. 1 to Securities Purchase Agreement.++

10.27    Amendment No. 1 to Registration Rights Agreement.++

10.28    I&G Highbluff, Inc. Lease dated April 25, 2000.++

10.29    North Cost Business Park Sublease dated 5/31/00.+++

10.30    Bank of the West Equipment Lease dated 9/7/99.+++

10.31    Affinity Funding.com Equipment Lease dated 5/23/00.+++

10.32    Textron Financial Equipment Lease dated 5/18/00.+++

10.33    Santa Barbara Bank & Trust Commercial Lease Agreement dated 4/26/00.+++

10.34    GE Capital Equipment Lease dated 4/26/00.+++

10.35    GE Capital Equipment Lease dated 4/24/00.+++

10.36    GE Capital Equipment Lease dated 5/10/00.+++

10.37    Advanta Leasing Services Equipment Lease dated 6/22/00.+++

10.38    Landmark Financial Corporation Equipment Lease dated 7/10/00.+++

10.39    United Capital Equipment Lease dated 6/30/00.+++

10.40    Santa Barbara Bank & Trust Equipment Lease dated 7/14/00.+++

10.41    Centerpoint Financial Equipment Lease dated 8/28/00.+++

10.42    Ford Financial Services, Inc. Equipment Lease  Agreement ++++

10.43    Information Leasing Corp Equipment Lease Agreement ++++

10.44    Irwin Business Finance Equipment Lease Agreement ++++

10.45    Taycor, LLC Equipment Lease Agreement ++++

10.46    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.47    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.48    Amembal Capital Corporation Equipment Lease  Agreement ++++

10.49    Landmark Financial Corporation Equipment and  Furniture Lease
         Agreement ++++

10.50    Media Capital Associates, LLC Equipment Lease Agreement ++++

10.51    Landmark Financial Corporation Equipment Lease Agreement ++++

10.52 Hambrecht & Quist Guaranty Finance, LLC Loan and Security Agreement with Schedule ++++

10.53 Hambrecht & Quist Guaranty Finance, LLC Intellectual Property Security Agreement ++++

10.54    Hambrecht & Quist Guaranty Finance, LLC Equity Line of Credit
         Agreement ++++

10.55 Hambrecht & Quist Guaranty Finance, LLC Warrant Agreement with form of Warrant ++++

10.56    Hambrecht & Quist Guaranty Finance, LLC Registration Rights
         Agreement ++++

10.57    First Amendment to H&QGF Loan and Security Agreement. ++++

10.58    First Amendment to Schedule to H&QGF Loan and Security Agreement. ++++

10.59    First Amendment to H&QGF Equity Line of Credit Agreement. ++++

10.60    Reissued H&QGF Warrant. ++++

10.61    Assignment of Voting Rights. ++++

10.62    Amendment No. 2 to Securities Purchase Agreement.

10.63    Series B Preferred Stock Purchase Warrant.

10.64    Series B Preferred Stock and Warrants Purchase Agreement.

10.65    Registration Rights Agreement.

10.66    Second Amendment to Loan and Security Agreement.

23.1     Consent of Pannell Kerr Forster dated May 1, 2001.

23.3     Consent of Rushall & McGeever, APC (included in Exhibit 5.1).

27.1     Financial Data Schedule+

------------------------------

+ Incorporated by reference to the exhibit with the corresponding number contained in the Company's Registration Statement on Form 10-SB/A filed on April 21, 2000 (accession No. 0000936392-00-000215).

++ Incorporated by reference to the exhibit with the corresponding number in the Company's Registration Statement on Form SB-2, as amended, filed on July 12, 2000 (accession No. 0001095811-00-001944).

+++ Incorporated by reference to the Exhibit with the corresponding number in the Company's Annual Statement on Form 10-KSB filed on October 30, 2000 (accession No. 0001095811-00-
         004139

++++     Previously filed with to this Registration Statement.